FILED PURSUANT TO RULE 424(b)(5)
Registration No. 333-159299

PROSPECTUS SUPPLEMENT

(To prospectus dated July 13, 2009)

48,387,000 Ordinary Shares

$1.55 per share

We are offering 48,387,000 of our ordinary shares in this offering pursuant to this prospectus supplement and the accompanying prospectus.

We intend to use the net proceeds we receive from this offering, as well as proceeds from the recently announced debt financing for the Aquamarine Driller, to finance the final construction payment for the Aquamarine Driller and use the remainder for general corporate purposes and working capital.

Our ordinary shares are listed on the NYSE Amex under the symbol “VTG.” On August 26, 2009, the last reported sale price of our ordinary shares on the NYSE Amex was $1.66 per share.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement for a description of the various risks you should consider in evaluating an investment in our ordinary shares.

	Per Share	Total
Price to the public	$1.55	$74,999,850
Underwriting discount	$0.08138	$3,937,734
Proceeds to us	$1.46862	$71,062,116

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 7,258,050 additional ordinary shares within 30 days following the date of this prospectus supplement to cover over-allotments.

Delivery of the ordinary shares will be made on or about September 1, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Book-Running Manager

Johnson Rice & Company L.L.C.

Co-Manager

FBR Capital Markets

The date of this prospectus supplement is August 27, 2009.

About this prospectus supplement and the accompanying prospectus

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a shelf registration statement that we filed with the SEC. Under the shelf registration process, we may offer from time to time our securities up to an aggregate amount of $200,000,000. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the ordinary shares that we are selling in this offering. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein include important information about us, our ordinary shares being offered and other information you should know before investing. This prospectus supplement and the documents incorporated by reference also add, update, and change information contained in or incorporated by reference in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under “Where You Can Find More Information” before investing in our ordinary shares.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus prepared by or on behalf of us. We have not and the underwriters have not authorized any other person to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not and the underwriters are not making any offer to sell these securities in any jurisdiction where the offer to sell is not permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus

S-i

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in our ordinary shares. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety before making an investment decision, including the information set forth under the heading “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. You should also consult with your own legal and tax advisors. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ over-allotment option under this offering. References to “we,” “us,” “our” and similar terms refer to Vantage Drilling Company and its consolidated subsidiaries, unless the context requires otherwise.

General

Our primary business is to contract drilling units, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells. We also provide construction supervision services for, and will operate and manage, drilling units owned by others. Through our fleet of nine owned and managed drilling units, we are a provider of offshore contract drilling services globally to major, national and large independent oil and natural gas companies.

As of the date of this prospectus supplement, our fleet includes four ultra-premium jackup rigs, of which one is currently operating in Southeast Asia under a two year contract, another is mobilizing to West Africa to commence work later this month under a four month contract, one that is currently undergoing commissioning which we expect will be ready to commence operations in October 2009, and one that is currently under construction with scheduled delivery in December 2009. We are purchasing a 45% ownership interest in an entity which owns an ultra-deepwater drillship that is expected to be delivered in November 2010. We also provide construction supervision for this drillship and expect to manage it upon delivery. Additionally, we have entered into construction supervision and operating management agreements for two other ultra-deepwater drillships. We also supervise the construction, and upon delivery, expect to manage the operation, of two ultra-deepwater semisubmersibles. These drillships are scheduled for delivery in July 2011 and June 2012, with the semisubmersibles scheduled for delivery in December 2010 and July 2011.

Drilling Fleet

Jackups

A jackup rig is a mobile, self-elevating drilling platform equipped with legs that are lowered to the ocean floor until a foundation is established for support and then the hull is raised out of the water into position to conduct drilling and workover operations.

The design of our four wholly-owned jackup rigs is the Baker Marine Pacific Class 375. These units are ultra-premium jackup rigs with independent legs capable of drilling in up to 375 feet of water, a cantilever drilling floor, and a vertical drilling depth capacity of approximately 30,000 feet. All of our jackup rigs are being, or have been, built at the PPL Shipyard in Singapore. The first two rigs were delivered on time and within budget. We expect that the other two rigs will be delivered on time and within budget.

Drillships

Drillships are self-propelled, dynamically positioned and suited for drilling in remote locations because of their mobility and large load carrying capacity.

The drillships that we will operate are being constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd. (which we refer to herein as DSME) and are designed for drilling in water depths of up to 12,000 feet, with a total vertical drilling depth capacity of up to 40,000 feet. The drillships’ hull design has a variable deck load of approximately 20,000 tons and measures 781 feet long by 137 feet wide. We expect the drillships will be delivered on time and within budget.

We are purchasing from F3 Capital, one of our significant shareholders and an affiliate, a 45% ownership interest in an entity which owns a drillship, the Platinum Explorer, that is expected to be delivered in November 2010. We also provide construction supervision for this drillship and expect to manage it upon delivery. For more on this, see “Platinum Explorer Transaction.” We are also currently managing the construction of two other drillships, the Titanium Explorer and the Cobalt Explorer, which are expected to be completed in July 2011 and June 2012, and expect to operate both under management agreements upon delivery. The Titanium Explorer and Cobalt Explorer are also owned by affiliates of F3 Capital.

Semisubmersibles

Semisubmersibles are floating vessels that can be submerged by means of a water ballast system such that the lower hulls are below the water surface during drilling operations.

The design of the two semisubmersibles that we will manage is the Moss Maritime CS50 MkII. These drilling units are dynamically positioned and are designed to be capable of operating in harsh environmental conditions. These semisubmersibles are designed for drilling in water depths of up to 10,000 feet, with a total vertical drilling depth capacity of up to 40,000 feet. The semisubmersibles have been relocated from their original construction sites to shipyards in Singapore where they will be completed. The semisubmersibles are expected to be delivered in December 2010 and July 2011.

The following table sets forth certain information concerning our owned and managed offshore drilling fleet as of the date of this prospectus supplement.

Name	Ownership		Year Built/ Expected Delivery	Water Depth Rating (feet)	Drilling Depth Capacity (feet)	Status
Jackups

Emerald Driller	100%		2008	375	30,000	Operating

Sapphire Driller	100%		2009	375	30,000	In transit

Aquamarine Driller	100%		2009	375	30,000	Commissioning

Topaz Driller	100%		2009	375	30,000	Under construction

Drillships (1) (2)

Platinum Explorer	45	%(3)	2010	12,000	40,000	Under construction

Titanium Explorer	—		2011	12,000	40,000	Under construction

Cobalt Explorer	—		2012	12,000	40,000	Under construction
Semisubmersibles (4)

Semi I	—		2010	10,000	40,000	Under construction

Semi II	—		2011	10,000	40,000	Under construction

(1)	We are currently overseeing the construction of these drillships pursuant to construction supervision agreements and upon completion of construction, we will operate these drillships for the respective owners pursuant to management services agreements. For more on these construction supervision agreements and the management services agreements, see “Drilling Unit Arrangements.”

(2)	The Platinum Explorer, the Titanium Explorer and the Cobalt Explorer are owned by affiliates of F3 Capital, one of our significant shareholders and an affiliate. For more on these contracts, see “Drilling Unit Arrangements.”

(3)	We are purchasing from F3 Capital a 45% ownership interest in the entity which owns the Platinum Explorer. When this transaction is complete F3 Capital has agreed to issue share certificates to us and we will be named as the owner on Mandarin’s share register. For more on the transaction with F3 Capital, see “Platinum Explorer Transaction.”

(4)	We are currently overseeing the construction of these semisubmersibles. Upon completion of construction, we expect to operate these semisubmersibles for the respective owners pursuant to management services arrangements. For more on these construction supervision and management services arrangements, see “Drilling Unit Arrangements.”

The following table sets forth certain information concerning the contract status of our owned and managed offshore drilling fleet as of the date of this prospectus supplement. All drilling units not identified in the table below are not yet under contract. For additional information on these contracts, see “Drilling Unit Arrangements.”

Name	Region	Contract Duration	Expected Contract Commencement	Average Drilling Revenue Per Day(1)	Customer

Emerald Driller	Southeast Asia	Two years	Q1 2009	$171,000	Pearl Energy

Sapphire Driller	West Africa	Three months	Q4 2009	$158,100(2)	Foxtrot International

	West Africa	Six months	2011	$132,500(2)	Foxtrot International

Platinum Explorer	India	Five years	Q1 2011	$590,500	Oil And Natural Gas Corporation (“ONGC”)

Titanium Explorer	U.S. Gulf of Mexico	Eight years	Q3 2011	$551,300(3)	Petróleo Brasileiro S.A. (“Petrobras”)

Semi I	Mexican Gulf of Mexico	Five years	Q1 2011	$503,000	Petróleos Mexicanos (“Pemex”)

(1)	Average drilling revenue per day is based on the total estimated revenue divided by the minimum number of days committed in a contract. Unless otherwise noted, the total estimated revenue includes mobilization and demobilization fees and other contractual revenues associated with the drilling services.

(2)	The initial term for the work commencing in 2009 is 86 days. The customer has the option to extend the contract for up to an additional 102 days at an incremental day rate of $100,000 per day. The initial term for work commencing in 2011 is 160 days and the customer has option to extend the contract for up to an additional 180 days with all days under the contract having a day rate of $132,500 per day excluding mobilization revenues.

(3)	The average drilling revenue per day includes the achievement of the 12.5% bonus opportunity, but excludes mobilization revenues and revenue escalations, included in the contract.

Our Strengths

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Premium fleet.   Our fleet is comprised of ultra-premium high specification drilling units. We believe our drilling units are ultra-premium assets because of their ability to work in deeper water depths and because of their enhanced operational efficiency and technical capabilities when compared to the current global rig fleet. All of our drilling units are newbuilds with greater drilling capabilities than older rigs, which we believe will allow them to enjoy higher utilization, dayrates, and margins.

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Experienced management team.  Our senior management team has extensive experience, having spent an average of 27 years in the drilling industry, including extensive international and domestic public company experience involving numerous acquisitions, debt, and equity financings. Our operational management team has a proven track record of successfully managing, constructing, marketing and operating offshore drilling rigs, having previously managed significant drilling fleets for some of our competitors.

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Contract backlog.  Our owned fleet has total contract backlog of approximately $1.3 billion and our managed fleet has a contract backlog of approximately $2.4 billion. Of our owned fleet, the Emerald Driller is currently operating under a term contract in Southeast Asia with Pearl Energy, the Sapphire Driller is mobilizing to West Africa for a term contract with Foxtrot International, and the Platinum Explorer is under a long term contract with ONGC that will commence upon its delivery. Of our managed fleet, the Titanium Explorer has a long term contract with Petrobras, which will commence shortly after the completion of construction in the third quarter of 2011, and the Semi I has a long term contract with Pemex, which will commence shortly after the completion of construction in the first quarter of 2011. See “Drilling Unit Arrangements” for more information.

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Engineering and operational capabilities.  We have an in-house team of engineers and construction personnel capable of overseeing complex construction projects. As a result, both the Emerald Driller and the Sapphire Driller have been delivered on budget and ahead of schedule. The Aquamarine Driller, that is currently undergoing commissioning, and the Topaz Driller, that is currently under construction, are expected to be delivered on budget and ahead of schedule. In addition, we have hired experienced operating personnel and provided months of training for all of our crew members. As a result, our first operating jackup rig, the Emerald Driller, has experienced over 99% of productive time since commencing operations in February 2009. We believe this level of operational efficiency is above average for the industry, and is exceptional for a new jackup rig on its first contract after leaving the shipyard.

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Construction supervision and management arrangements.  We believe that our proven capabilities in managing construction projects has led to our five current construction management arrangements. We have construction arrangements in place for three drillships and management arrangements for two semisubmersibles. Under these arrangements, we are paid approximately $5 million per drillship annually during the construction phase, in each case for the duration of the contract. Under the semisubmersible arrangements, we are entitled to receive a fee of $5 million per year, payable in monthly installments, while the semisubmersibles are under construction. Once delivered, we will manage the operation of the three drillships and expect to manage the two semisubmersibles and receive approximately $12 to $15 million per year per contract for the duration of any contract entered into. See “Drilling Unit Arrangements” for more information.

Our Strategy

Our strategy is to increase shareholder value by:

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Capitalizing on customer demand for higher specification units.  High specification state-of-the-art drilling units are better suited to meet the requirements of customers for drilling in deepwater, complex geological formations, and horizontally. Aside from their drilling capabilities, we believe that customers generally prefer new drilling units because of improved safety features and lower downtime for maintenance. New drilling units are also generally preferred by crews, which makes it easier to hire high quality operating personnel. Much of the current global jackup rig fleet is older and operates using dated technology in relation to our jackup rigs. Therefore, we classify our jackup rigs as high specification or “ultra-premium” since these rigs have greater operational capabilities than standard jackups, including higher capacity derricks, drawworks, mud systems and storage, and are typically capable of drilling to deeper depths. Similarly, our drillships and semisubmersibles are being constructed to the industry’s highest specifications and with the latest technology, and we believe they are generally on par with the most advanced rigs in their respective classes. We believe that we will be at a competitive advantage with our owned and managed fleet, which when delivered, will be composed entirely of newbuild high specification jackups, drillships, and semisubmersibles.

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Focusing on international and deepwater exposure.  For our jackup rigs, we believe that exposure to certain international markets with major, national and large independent oil and natural gas companies will increase the predictability of our cash flow due to those markets traditionally exhibiting less cyclicality than the domestic market. For our drillships and semisubmerisible drilling units, we will focus on deepwater projects. In recent years, there has been increased emphasis on exploration in deeper waters due, in part, to technological developments that have made such exploration more feasible and cost-effective. We believe that the water-depth capability of our ultra-deepwater drilling units is a key component for our customers in determining suitability for a particular drilling project, and should provide us with significant advantages in obtaining deepwater drilling contracts in the future.

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Obtaining long-term contracts.  We target employing our drilling units on long-term contracts when dayrates justify entering into such contracts. Management believes that the stable cash flow provided by long-term contracts enhances our ability to obtain financing and meet our debt service requirements.

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Identifying acquisition opportunities.  We plan to grow through acquisitions of assets and other offshore drilling companies. We believe our current construction management contracts and operating management contracts give us unique opportunities to evaluate an attractive pool of newbuild, high specification drilling units for possible acquisition.

Recent Developments

Amendment to Credit Agreement

On July 31, 2009, we entered into an amendment to our primary bank credit facility. To enable us to procure alternative financing for the Aquamarine Driller and the Topaz Driller, the lenders agreed to release their liens on the construction contracts for these jackup rigs in connection with the closing of the alternative financing for the Aquamarine Driller and the Topaz Driller. The amendment effected further changes to the credit facility to enable us to manage, operate, and procure financing for these jackup rigs, and any rigs, vessels, or other assets acquired by us after the effective date of the amendment. The amendment also requires that all of the excess earnings from the Emerald Driller and the Sapphire Driller remaining after the payment of permitted operating expenses and permitted overhead expenses, be applied to repay the outstanding advances under the credit facility. The amendment also limits the amount of capital expenditures that we can make during any fiscal year for the Emerald Driller or the Sapphire Driller, modifies our financial reporting obligations, and modifies the dates as of which certain financial covenants become effective. The amendment also increased the interest cost by an additional 0.50% and provides for the payment of additional fees to the lenders.

Financing of Aquamarine Driller

We are required to make the final payment to PPL for the Aquamarine Driller of approximately $111.4 million by September 4, 2009. On August 26, 2009, we entered into a term loan facility agreement with a lender, whereby the lender agreed, subject to certain conditions, to provide us with a $100.0 million term loan. The proceeds from the term loan will be used to fund the construction, completion, commissioning, and initial start-up costs of the Aquamarine Driller. The transaction is expected to close on or around September 2, 2009.

The loan will bear cash interest at 15% per annum, along with a pay-in-kind interest component. The loan will mature five years from the closing date. We will have two options to retire the loan from the lender, so long as no event of default has occurred and is continuing: (i) between September 1, 2011 and August 31, 2012, we may pay the lender all accrued and unpaid cash interest due on the loan plus $127.5 million; and (ii) between September 1, 2012 and August 31, 2014, we may pay the lender all accrued and unpaid cash interest due on the loan plus $140.0 million. In addition, there will also be mandatory prepayment under the credit facility if there is (i) a sale or total loss of the Aquamarine Driller or (ii) a termination of any future charter arrangement or drilling contract relating to the Aquamarine Driller.

The lender will hold a first priority security interest in the Aquamarine Driller and will be entitled to an assignment of our rights under any contracts relating to the Aquamarine Driller.

The facility will have a variety of covenants, including, financial covenants and administrative reporting requirements. The financial covenants will include minimum levels of liquidity, debt service coverage and tangible net worth and maximum levels of leverage.

The loan agreement also contains several conditions precedent that must be satisfied before the transaction can close, including, among other things: (i) the Aquamarine Driller must be free and clear of all liens, claims and encumbrances; (ii) the Aquamarine Driller must be commissioned and certified in a manner acceptable to the lender; and (iii) we must complete an offering of no less than $50.0 million in equity and contribute not less than $35.0 million of these proceeds for the Aquamarine Driller. The proceeds from this offering are expected to be used to meet this requirement.

The closing of this offering is not contingent on the closing of the debt financing for the Aquamarine Driller and may occur prior to the closing of the debt financing for the Aquamarine Driller.

Financing of Topaz Driller

We are required to make the final payment of approximately $120.9 million to PPL for the Topaz Driller on December 31, 2009 or, if delivery occurs on an earlier date, the delivery date of the unit. To facilitate this, on August 13, 2009, we entered into a non-binding term sheet with PPL for the financing of the Topaz Driller. Under the provisions of the term sheet, PPL will loan us approximately 85% of the outstanding balance owed to PPL on the Topaz Driller. As proposed, the loan from PPL would bear a fixed interest rate at either 12% per annum or 8% above PPL’s marginal borrowing cost, whichever is higher two days before the drawdown date of the loan, and will be repaid in 17 equal monthly installments. We will have the right to prepay the loan at any time, and the maturity date will be accelerated if we fail to make a monthly payment, the Topaz Driller is sold, or if the Topaz Driller is damaged to the point of being inoperable. The loan will be secured by the Topaz Driller and any sale of the Topaz Driller will require the consent of PPL.

Further, there are several conditions precedent prior to PPL’s advancement of any funds, including, among other things: (i) payment to PPL of the remaining 15% of the outstanding balance owed to PPL for the Topaz Driller; (ii) payment to PPL of an upfront fee in the amount of 4% of the total proposed loan; (iii) grant of an option to PPL for the purchase of the Topaz Driller for the amount outstanding under the proposed loan agreement if we default; (iv) evidence that the Topaz Driller has been successfully contracted to a customer, and the terms of any such contract are satisfactory to PPL; and (v) evidence that we have obtained supplemental financing to service the proposed loan, which when combined with the income from the contract for the Topaz Driller, is sufficient to cover all required payments to PPL under the proposed loan agreement.

Executive Offices and Website

We are a Cayman Islands exempted company with principal executive offices in the United States located at 777 Post Oak Boulevard, Suite 610, Houston, Texas 77056. Our telephone number at that address is (281) 404-4700. We maintain a website on the Internet at http://www.vantagedrilling.com. The information on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus.

The Offering

Ordinary shares offered by us	48,387,000 shares

Ordinary shares to be outstanding immediately after the completion of this offering	164,060,589 shares(1)

Use of proceeds	The net proceeds from this offering, after deducting underwriter discounts and commissions and our estimated offering expenses, are estimated to be approximately $70.1 million. We intend to use the proceeds from this offering, as well as the proceeds from the recently announced debt financing for the Aquamarine Driller, and use the remainder for general corporate purposes and working capital. See “Use of Proceeds.”

Risk factors	Investing in our ordinary shares involves risks. You should carefully consider all of the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, see “Risk Factors” beginning on page S-9 of this prospectus supplement.

NYSE Amex symbol	VTG

(1)	The number of our ordinary shares outstanding immediately after the completion of this offering is based upon 115,673,589 ordinary shares outstanding as of August 25, 2009. If the underwriters exercise the option we have granted them in this offering to purchase 7,258,050 additional shares to cover over-allotments, then the total number of shares to be outstanding after the offering will be 171,318,639 shares. The number of shares outstanding excludes 16,400,000 shares issuable pursuant to warrants held by F3 Capital as of such date, unexercised options to acquire 1,312,750 shares granted under our stock incentive plan with an exercise price of $8.40 per share, and 14,577,434 shares issuable pursuant to conversion of short-term debt of $14.0 million, plus accrued and interest as of such date.

RISK FACTORS

You should consider carefully the risk factors discussed below, as well as all other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to purchase any of our ordinary shares. Investing in our securities is speculative and involves significant risk. Any of the risks described in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus could impair our business, financial condition and operating results, could cause the trading price of our ordinary shares to decline or could result in a partial or total loss of your investment.

Risks Related to Our Business

Our business is difficult to evaluate due to a lack of operational history.

Our predecessor, Vantage Energy Services, Inc., was formed in September 2006 as a “special purpose acquisition company” for the purpose of making an acquisition in the oilfield services sector. In June 2008, Vantage Energy acquired Offshore Group Investment Limited and we became Vantage Drilling. Prior to the Emerald Driller commencing operations in February 2009, our operations were limited to the assumption of the construction contracts for four Baker Marine Pacific Class 375 ultra-premium jackup drilling rigs owned by Offshore Group Investment Limited. Because we have a limited operating history, you may not be able to evaluate our future prospects accurately, which will be dependent on our ability to successfully complete the construction of the jackups, obtain customer contracts and operate the jackups, and manage the third party drilling units we have been hired to operate and the success of our joint venture for the Platinum Explorer.

A material or extended decline in expenditures by oil and natural gas exploration and production companies due to a decline or volatility in oil and natural gas prices, a decrease in demand for oil and natural gas, or other factors, would adversely affect our business.

Our business depends on the level of activity in oil and natural gas exploration, development and production expenditures of our customers. Oil and natural gas prices and our customers’ expectations of potential changes in these prices significantly affect this level of activity. Commodity prices are affected by numerous factors, including the following:

•	changes in the global economic conditions, including the continuation of the current recession;

•	the demand for oil and natural gas;

•	the cost of exploring for, producing and delivering oil and natural gas;

•	expectations regarding future prices;

•	advances in exploration, development and production technology;

•	the ability of OPEC to set and maintain production levels and pricing;

•	the availability and discovery rate of new oil and natural gas reserves in offshore areas;

•	the rate of decline of existing and new oil and natural gas reserves;

•	the level of production in non-OPEC countries;

•	domestic and international tax policies;

•	the development and exploitation of alternative fuels;

•	weather;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves; and

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the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in significant oil and natural gas producing regions or further acts of terrorism.

Oil and natural gas prices were at historically high levels until experiencing a sharp decline during the second half of 2008 and the first quarter of 2009. Although oil and natural gas prices have recovered somewhat from their twelve month lows, this decline in commodity prices has caused companies exploring for and producing oil and natural gas to cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. Any reduction in the demand for drilling services may materially erode dayrates and utilization rates for drilling units, which would adversely affect our business, financial condition and results of operations and could have a significant negative impact on the market price of our securities.

We have substantial obligations to fund future capital expenditures of construction contracts and other arrangements related to the construction of our drilling fleet. We do not have commitments from financial institutions to finance these obligations, and failure to obtain financing will have a material adverse effect on our financial condition or require the issuance of additional ordinary shares, which may result in significant dilution to our existing shareholders.

We estimate our obligations under construction agreements and other arrangements for the construction of the Aquamarine Driller to be approximately $126.5 million, with a minimum of approximately $90.5 million due September 4, 2009, for the Topaz Driller to be approximately $135.6 million due on December 31, 2009 or, if delivery occurs on an earlier date, the delivery date of the unit, and for our share of the Platinum Explorer to be approximately $281.3 million due in the fourth quarter of 2010. We expect to satisfy our obligations for the Aquamarine Driller with the proceeds from the recently announced debt financing for the Aquamarine Driller and this offering and have a term sheet to finance the costs attributable to the Topaz Driller, but do not have binding commitments for either financing. We have begun discussions to finance the Platinum Explorer, however the final terms and availability will be determined by market conditions in 2010. There can be no assurance that we will be able to successfully obtain financing on favorable terms, or at all. If we are unable to obtain, arrange or complete the financings for these obligations it will have a material adverse effect on our financial condition and results of operations and could require us to issue additional ordinary shares, which may result in significant dilution to our existing shareholders. See “Summary – Current Developments – Financing of Aquamarine Driller, and – Financing of Topaz Driller,” and “Platinum Explorer Transaction.”

We have incurred substantial, and may incur additional, amounts of debt that may limit the cash flow available for operations and place us at a competitive disadvantage.

As of June 30, 2009, we had total outstanding debt of approximately $192.5 million. We may incur additional indebtedness to fund working capital, capital expenditures, or other needs in the near term. Our debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences to you and your investment in our ordinary shares. For example, our level of indebtedness and the terms of the debt agreements may:

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require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, which may limit our ability to carry out our business strategy;

•	result in higher interest expense if interest rates increase and we have outstanding floating rate borrowings; or

•	heighten our vulnerability to downturns in business or in the general economy and restrict us from exploiting business opportunities or making acquisitions.

Each of these factors may have a material and adverse effect on our financial condition and viability.

Failure to obtain deliveries of the drilling units may have a material and adverse effect on our business.

At this time only two of our jackup rigs have been delivered to us and only one is operating, while the other is currently in transit to a drilling site. Our third jackup rig, the Aquamarine Driller, is currently undergoing commissioning. Our other jackup rig, the Topaz Driller, may not be completed, completed in a timely manner or delivered to us. If these rigs are not successfully commissioned or delivered as expected, we expect that it will be more difficult to secure drilling contracts for the Aquamarine Driller or the Topaz Driller now or in the future. Any failure to obtain drilling contracts for any or all of the rigs may have a material and adverse effect on our results of operations and viability as a business.

We have construction supervision arrangements in place for the Platinum Explorer, the Titanium Explorer, and the Semi I but we are not a party to the construction contracts for these drilling units and do not have control over any arrangements between the owner and the shipyard. Although we have secured drilling and management contracts for these drilling units, these units may not be completed, completed in a timely manner, delivered to us upon completion of construction or acceptable to our customers. If we are unable to deliver these drilling units we will have to find replacement units that are acceptable to our customers. If we are unable to deliver these units or acceptable replacements, we may be required to pay damages to our customers and our business, financial condition, results of operations and future prospects will be materially adversely affected.

Our business is affected by local, national and worldwide economic conditions and the condition of the oil and natural gas industry.

Recent economic data indicates the rate of economic growth worldwide has declined significantly from the growth rates experienced in recent years. The consequences of a recession may include a lower level of economic activity, uncertainty regarding energy and commodity prices and reduced demand for oil and natural gas. In addition, current economic conditions may cause many oil and natural gas production companies to further reduce or delay expenditures in order to reduce costs, which in turn may cause a reduction in the demand for drilling services. If the recession is prolonged or worsens, our business and financial condition may be adversely impacted and we could become more vulnerable to further adverse general economic and industry conditions.

The current worldwide financial and credit crisis could lead to an extended worldwide economic recession and have a material adverse effect on our revenue and profitability.

The current worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets has led to an extended worldwide economic recession. A slowdown in economic activity caused by a recession has reduced worldwide demand for energy and resulted in lower oil and natural gas prices. Benchmark crude prices peaked at over $140 per barrel in July 2008 and then declined dramatically to approximately $45 per barrel at year-end. During 2009, the benchmark for crude prices has fluctuated between the mid $30’s per barrel and approximately $75 per barrel. Demand for our services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. In addition, demand for our services is particularly sensitive to the level of exploration, development and production activity of and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Any prolonged reduction in oil and natural gas prices could depress the near-term levels of exploration, development, and production activity. Perceptions of longer-term lower oil and natural gas prices by oil and natural gas companies could similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability. Additionally, these factors may adversely impact our financial position if they are determined to cause an impairment of our long-lived assets.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and may increase our cost of capital.

During the second half of 2008 and continuing in 2009, the financial markets experienced extreme volatility. Disruptions, uncertainty or volatility in the financial markets may limit our access to capital. In December 2008, we entered into an amendment to our credit facility that made approximately $259.2 million of the facility subject to syndication to other financial institutions, which our lenders were ultimately not able to syndicate. As a result, our lenders cancelled the unsyndicated portion of the credit facility in July 2009 and we will need to seek additional financing in order to complete our jackup rig construction program. The availability of additional financing will depend on a variety of factors including market and general economic conditions, the availability of capital, and the possibility that investors could develop a negative perception of our long or short term prospects. If we are not able to successfully obtain additional financing on favorable terms, or at all, or arrange a forbearance with the shipyard by the delivery date of the Aquamarine Driller and Topaz Driller, the shipyard could choose to retain possession and/or sell the rigs.

Our industry is highly competitive, cyclical and subject to intense price competition. Due to our lack of operating history, we may be at a competitive disadvantage to our competitors.

The offshore contract drilling industry is highly competitive with contracts traditionally awarded on a competitive bid basis. The technical capabilities, availability and pricing of a drilling unit are often the primary factors in determining which qualified contractor is awarded a job. Other key factors include a contractor’s reputation for service, safety record, environmental record, technical and engineering support and long-term relationships with national and international oil and natural gas companies. Our competitors in the offshore contract drilling industry generally have larger, more diverse fleets, longer operating histories that have established safety and environmental records over a measurable period of time, experienced in-house technical and engineering support departments and long-term relationships with customers. This provides our competitors with competitive advantages that may adversely affect our efforts to contract the drilling units on favorable terms, if at all, and correspondingly negatively impact our financial position and results of operations.

The offshore contract drilling industry, historically, has been very cyclical with periods of high demand, limited supply and high dayrates alternating with periods of low demand, excess supply and low dayrates. Periods of low demand and excess supply intensify competition in the industry and often result in some drilling units becoming idle for long periods of time. Our lack of operating history may put us at a competitive disadvantage and result in our drilling units being idle. Prolonged periods of low utilization and dayrates, or extended idle time, could result in the recognition of impairment charges on our drilling units if cash flow estimates, based upon information available to management at the time, indicate that the carrying value of the drilling units may not be recoverable.

New technology and/or products may cause our drilling units to become less competitive.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Most of our competitors have greater financial, technical and personnel resources that will allow them to enjoy technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technology or products on a timely basis or at an acceptable cost. Thus, our ability to effectively use and implement new and emerging technology may have a material and adverse effect on our financial condition and results of operations.

Any ban of offshore drilling by any city, state, or nation, or by any governing body may have a material and adverse affect on our business.

Events in recent years have heightened environmental and regulatory concerns about the oil and natural gas industry. From time to time, governing bodies may propose legislation that would materially limit or prohibit offshore drilling in certain areas. To date, no proposals which would materially limit or prohibit offshore drilling in our expected areas of operation have been enacted into law. However, governing bodies may enact such laws in the future. If laws are enacted or other governmental action is taken that restrict or prohibit offshore drilling in our expected areas of operation we could be materially and adversely affected.

Our credit agreement imposes significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

Our credit agreement imposes significant operating and financial restrictions on us. These restrictions limit our ability to:

•	make investments and other restricted payments, including dividends;

•	incur or guarantee additional indebtedness;

•	create or incur liens;

•	receive dividend or other payments from our subsidiaries to us;

•	make capital expenditures;

•	access proceeds from drilling contracts to pay expenses above a certain amount per day;

•	sell our assets or consolidate or merge with or into other companies; and

•	engage in transactions with affiliates.

These limitations are subject to a number of important qualifications and exceptions. Our existing credit agreement also requires us to maintain a minimum working capital ratio and fixed charge coverage ratio and maximum leverage ratio and net debt to capitalization ratio. Future credit facilities that we may enter into may have additional financial covenants or tighter controls than our existing credit facility. Our compliance with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, finance our acquisitions, equipment purchases and development expenditures, or withstand a future downturn in our business.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of these agreements which could result in an acceleration of payment of funds that we have borrowed. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. If a default occurs under these agreements, lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness, and we may not be able to find alternative financing. Even if we could obtain alternative financing, such financing might not be on terms that are favorable or acceptable. If we were unable to repay amounts borrowed, the holders of the debt could initiate a bankruptcy or liquidation proceeding.

Our financial condition may be adversely affected if we are unable to identify and complete future acquisitions, fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

The acquisition of assets or businesses that we believe to be complementary to our drilling operations is an important component of our business strategy. We believe that acquisition opportunities may arise from time to time, and that any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may not be able to identify or complete any acquisitions. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our ordinary shares. Our business is capital intensive and any such transactions could involve the payment by us of a substantial amount of cash. We may need to raise additional capital through public or private debt or equity financings to execute our growth strategy and to fund acquisitions. Adequate sources of capital may not be available when needed on favorable terms. If we raise additional capital by issuing additional equity securities, existing shareholders may be diluted. If our capital resources are insufficient at any time in the future, we may be unable to fund acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Any future acquisitions could present a number of risks, including:

•	the risk of incorrect assumptions regarding the future results of acquired operations;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

Construction projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

As part of our growth strategy we will contract from time to time for the construction of drilling units. We currently have one jackup rig under construction. Additionally, we will oversee and manage the construction of three ultra-deepwater drillships and two ultra-deepwater semisubmersible for third parties. Our construction projects are subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

•	unexpected long delivery times for, or shortages of, key equipment, parts and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen design and engineering problems;

•	unanticipated actual or purported change orders;

•	work stoppages;

•	latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;

•	failure or delay of third-party service providers and labor disputes;

•	disputes with shipyards and suppliers;

•	delays and unexpected costs of incorporating parts and materials needed for the completion of projects;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability to obtain required permits or approvals.

We may experience delays and costs overruns in the construction of these drilling units due to certain of the factors listed above. Any delays could put at risk our planned arrangements to commence operations on schedule and subject us to penalties for such failure.

Significant cost overruns or delays would adversely affect our financial condition and results of operations. Additionally, capital expenditures for these projects could exceed our planned capital expenditures. Failure to complete a construction project on time may, in some circumstances, result in the delay, renegotiation or cancellation of a drilling contract.

There may be limits to our ability to mobilize drilling units between geographic markets and the time and costs of such drilling unit mobilizations may be material to our business.

The offshore contract drilling market is generally a global market as drilling units may be mobilized from one market to another market. However, geographic markets can, from time to time, have material fluctuations in costs and risks as the ability to mobilize drilling units can be impacted by several factors including, but not limited to, governmental regulation and customs practices, the significant costs to move a drilling unit, availability of tow boats, weather, political instability, civil unrest, military actions, and the technical capability of the drilling units to operate in various environments. Additionally, while a drilling unit is being mobilized from one geographic market to another, we may not be paid by our customer for the time it is out of service or may mobilize the drilling unit without a customer contract which will result in a lack of revenues that may be material to our results of operations and financial position.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

We do not expect operating and maintenance costs to necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in dayrates. However, costs for operating a drilling unit are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should the drilling units incur idle time between contracts, we would typically maintain the crew to prepare the drilling unit for its next contract and would not reduce costs to correspond to the decrease in revenue. During times of moderate activity, reductions in costs may not be immediate as the crew may be required to prepare the drilling units for stacking, after which time the crew will be reduced to a level necessary to maintain the drilling unit in working condition with the extra crew members assigned to active drilling units or dismissed. In addition, as drilling units are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

The loss of some key executive officers and employees could negatively impact our business prospects.

Our future operational performance depends to a significant degree upon the continued service of key members of management as well as marketing, sales and operations personnel. The loss of one or more of our key personnel would have a material adverse effect on our business. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and operations personnel. We have experienced intense competition for personnel, and we cannot assure that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could hurt our operations.

We require skilled personnel to operate and provide technical services to, and support for, our drilling units. In periods of increasing activity and when the number of operating units in our areas of operation increases, either because of new construction, re-activation of idle units or the mobilization of units into the region, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing. The shortages of qualified personnel or the inability to obtain and retain qualified personnel also could negatively affect the quality and timeliness of our work. In addition, our ability to expand our operations depends in part upon our ability to increase the size of our skilled labor force.

Market conditions may dictate that we enter into contracts that provide for payment based on a footage or turnkey basis, rather than on a dayrate basis, which could have a material adverse impact on our financial position and result of operations.

During cyclical periods of depressed market conditions, a customer may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower daily rate. As a result, our potential customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate, or may seek to renegotiate, existing contracts if we experience downtime, operational problems above the contractual limit or safety related issues, if the drilling unit is a total loss or in other specified circumstances. Some of our contracts may in the future include terms allowing our customers to terminate contracts without cause, with little or no prior notice and without penalty or early termination payments. In addition, we could be required to pay penalties, which could be material, if some of our contracts with our customers are terminated due to downtime or operational problems. We may enter into contracts that are cancelable at the option of the customer upon payment of a penalty, which may not fully compensate us for the loss of the contract. Early termination of a contract may result in a drilling unit being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness.

While we plan to perform our services on a dayrate basis, market conditions may dictate that we enter into contracts that provide for payment based on a footage basis, whereby we are paid a fixed amount for each foot drilled regardless of the time required or the problems encountered in drilling the well, or enter into turnkey contracts, whereby we agree to drill a well to a specific depth for a fixed price and bear some of the well equipment costs. These types of contracts are more risky than a dayrate contract as we would be subject to downhole geologic conditions in the well that cannot always be accurately determined and subject us to greater risks associated with equipment and downhole tool failures. Unfavorable downhole geologic conditions and equipment and downhole tool failures may result in significant cost increases or may result in a decision to abandon a well project which would result in us not being able to invoice revenues for providing services. Such unfavorable costs increases or loss of revenue could have a material adverse impact on our financial position and result of operations.

Customers may be unable or unwilling to indemnify us.

Consistent with standard industry practice, our customers generally assume and indemnify us against well control and subsurface risks under our dayrate contracts. These risks are those associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. We may not be able to obtain agreements from customers to indemnify us for such damages and risks. Additionally, even if our customers agree to indemnify us, there can be no assurance that they will necessarily be financially able to indemnify us against all of these risks.

Our business involves numerous operating hazards, and our insurance may not be adequate to cover our losses.

Our operations will be subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling or production operations, claims by the operator, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling unit personnel and environmental damage. We may also be subject to personal injury and other claims of drilling unit personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

In addition, our operations will be subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Severe weather could have a material adverse effect on our operations. Our drilling units could be damaged by high winds, turbulent seas, or unstable sea bottom conditions which could potentially cause us to curtail operations for significant periods of time until such damages are repaired.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and natural gas companies and other businesses operating offshore and in coastal areas. Insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not fully insurable.

If a significant accident or other event resulting in damage to our drilling units, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations.

Our insurance coverage may not be adequate if a catastrophic event occurs.

As a result of the number of catastrophic events in the contract offshore industry in recent years, such as hurricanes in the Gulf of Mexico, insurance underwriters have increased insurance premiums and increased restrictions on coverage and have made other coverages unavailable.

While we will attempt to obtain, and believe we can obtain, reasonable policy limits of property, casualty, liability, and business interruption insurance, including coverage for acts of terrorism, with financially sound insurers, we cannot guarantee that our policy limits for property, casualty, liability, and business interruption insurance, including coverage for severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, would be adequate should a catastrophic event occur related to our property, plant or equipment, or that our insurers would have adequate financial resources to sufficiently or fully pay related claims or damages. When any of our coverage expires, we cannot guarantee that adequate replacement coverage will be available, offered at reasonable prices, or offered by insurers with sufficient financial soundness. The occurrence of an incident or incidents affecting any one or more of our drilling units could have a material adverse effect on our financial position and future results of operations if asset damage and/or company liability was to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay related claims or damages.

Our business is subject to numerous governmental laws and regulations, including those that may impose significant costs and liability on us for environmental and natural resource damages.

Many aspects of our operations are affected by governmental laws and regulations that may relate directly or indirectly to the contract drilling and well servicing industries, including those requiring us to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Our operations and activities in the United States and its territorial waters will be subject to numerous environmental laws and regulations, including the Oil Pollution Act of 1990, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation and Liability Act and the International Convention for the Prevention of Pollution from Ships. Additionally, other countries where we operate have environmental laws and regulations covering the discharge of oil and other contaminants and protection of the environment in connection with operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit our operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs or both. In addition, we may be required to make significant capital expenditures to comply with laws and regulations.

Changes in tax laws, treaties or regulations, effective tax rates or adverse outcomes resulting from examination of our tax returns could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both domestically and internationally. Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. If any country successfully challenges our income tax filings based on our operational structure there, or if we otherwise lose a material dispute, our effective tax rate on worldwide earnings could increase substantially and our financial results could be materially adversely affected.

Our international operations are subject to additional political, economic, and other uncertainties not generally associated with domestic operations.

A primary component of our business strategy is to operate in international oil and natural gas producing areas. Our international operations will be subject to a number of risks inherent in any business operating in foreign countries, including:

•	political, social and economic instability, war and acts of terrorism;

•	potential seizure, expropriation or nationalization of assets;

•	damage to our equipment or violence directed at our employees, including kidnappings;

•	piracy;

•	increased operating costs;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in enforcement of local content laws;

•	restrictions on currency or capital repatriations;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

Our financial condition and results of operations could be susceptible to adverse events beyond our control that may occur in the particular country or region in which we are active. Additionally, we may experience currency exchange losses where revenues are received and expenses are paid in nonconvertible currencies or where we do not hedge our exposure to a foreign currency. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

Many governments favor or effectively require that drilling contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when bidding for contracts against local competitors.

Our contract drilling operations will be subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units, currency conversions and repatriation, oil and natural gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems which are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Compliance with, or a breach of, environmental laws can be costly and could limit our operations.

Our operations will be subject to regulations that require us to obtain and maintain specified permits or other governmental approvals, control the discharge of materials into the environment, require the removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new requirements could have a material adverse effect on our financial condition and results of operations.

Risks Related to Ordinary Shares

Because F3 Capital holds a significant interest in us, the influence of our public shareholders over significant corporate actions will be limited.

As of August 25, 2009, F3 Capital beneficially owns approximately 58.5% of our issued and outstanding ordinary shares, including ordinary shares that may be acquired upon exercise of currently exercisable warrants and ordinary shares issuable, subject to shareholder approval at our upcoming extraordinary meeting of shareholders, under certain convertible notes held by F3 Capital. F3 Capital is owned by one of our directors. Under Cayman Islands law and our organizational documents, the holder of a majority of our outstanding ordinary shares may elect all of our directors at our annual meeting. In addition, the holder of a majority of our outstanding shares may, at any time, execute a consent to remove our directors and replace them with its nominee. Accordingly, F3 Capital has the ability to control all matters that might be submitted to our shareholders for a vote, including matters such as the election of our directors, control over our business, policies and affairs.

Additional sales of our ordinary shares or warrants by F3 Capital, or our employees, or issuances by us in connection with future acquisitions or otherwise, could cause the price of our securities to decline.

If F3 Capital sells a substantial number of our ordinary shares in the future, the market price of our ordinary shares could decline. The perception among investors that these sales may occur could produce the same effect. Execution of our business strategy will require substantial additional capital. To fulfill these capital requirements, we could issue additional ordinary shares, which would have the effect of diluting your percentage ownership of our ordinary shares and could cause the price of our ordinary shares to decline. If we were to include ordinary shares in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell our ordinary shares.

Our related party transactions with F3 Capital and its affiliates may cause conflicts of interests that may adversely affect our ability to operate our business.

We have entered into and may, in the future, enter into various transactions and agreements with F3 Capital and its affiliates. We believe that the transactions and agreements that we have entered into with F3 Capital are on terms that are at least as favorable to us as could reasonably have been obtained at such time from third parties. However, these relationships could create, or appear to create, potential conflicts of interest when our board of directors is faced with decisions that could have different implications for us and F3 Capital or its affiliates. The appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, which could have a material adverse effect on our ability to do business. In addition, conflicts of interest may arise between us, our shareholders and F3 Capital and its affiliates. In resolving these conflicts of interest, F3 Capital may favor its own interest and the interests of its affiliates over the interests of our shareholders. These conflicts include, among others, the following:

•	F3 Capital has no fiduciary duty to make decisions in the best interest of us and our shareholders;

•	F3 Capital is entitled to vote its ordinary shares in accordance with its own interest, which may be contrary to the interests of other shareholders; and

•	F3 Capital and its other affiliates are not limited in their ability to compete with us and are not obligated to offer us business opportunities or to offer to sell additional assets to us.

We have no plans to pay regular dividends on our ordinary shares, so investors in our ordinary shares may not receive funds without selling their shares.

We do not intend to declare or pay regular dividends on our ordinary shares in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Cayman Islands law, our board of directors will determine the payment of future dividends on our ordinary shares, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition and other factors our board of directors deems relevant. Our credit agreement restricts our ability to pay dividends or other distributions on our equity securities. Accordingly, shareholders may have to sell some or all of their ordinary shares in order to generate cash flow from their investment. Shareholders may not receive a gain on their investment when they sell our ordinary shares and may lose the entire amount of their investment.

Our historic stock price has been volatile and the future market price for our ordinary shares could continue to be volatile.

The public market for our ordinary shares has historically been volatile. Any future market price for our shares is likely to continue to be volatile. Since June 30, 2008, our ordinary shares have traded at prices as low as $0.60 per share and as high as $8.77 per share. This price volatility may make it more difficult for you to sell your ordinary shares when you want and/or at prices you find attractive. We do not know of any one particular factor that has caused the volatility in our share price. However, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market factors and the investing public’s negative perception of our business may reduce our share price, regardless of our operating performance. A decline in the market price of our ordinary shares could cause you to lose some or all of your investment in us.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands, and substantially all of our assets are, and will continue to be, located outside the United States. In addition, some of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all, or a substantial portion of, their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the U.S. courts against our directors or executive officers.

Our corporate affairs will be governed by our memorandum and articles of association, the Companies Law (2007 Revision) (as the same may be supplemented or amended from time to time, the “Companies Law”), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands and certain other British Commonwealth jurisdictions) are binding on the lower courts of the Cayman Islands. Decisions of the English courts, and particularly the House of Lords and the Court of Appeal, are generally persuasive authority, but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. federal securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on the point, this is likely to include, in certain circumstances, a non-penal judgment of a U.S. Court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands (the highest appellate court in the Cayman Islands) may stay proceedings if concurrent proceedings are being brought elsewhere.

Certain differences in corporate law in the Cayman Islands and the United States could discourage or prevent our acquisition.

Cayman Islands companies are governed by, among others laws, the Companies Law. The Companies Law is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  In certain circumstances, the Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is facilitated by the laws of that other jurisdiction). Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement” that facilitate a transaction which may be tantamount to a merger, reconstructions or amalgamations. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies. In the event that these statutory provisions are used (which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

Also, when a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

If a scheme of arrangement or takeover offer is approved as described above, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, an asset acquisition or control, or through contractual arrangements.

Shareholders’ Suits.  Our Cayman Islands counsel is not aware of any reported class action having been successfully brought in a Cayman Islands court. However, derivative actions have been brought in the Cayman Islands, and the Cayman Islands courts have confirmed their availability. In principle, we will normally be the proper plaintiff and a claim against us (for example) or our officers or directors may not be brought by a shareholder. Exceptions to the foregoing principle may apply in circumstances where:

•	we are acting or proposing to act illegally or beyond the scope of our authority;

•	the act complained of, although not beyond the scope of our authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	the alleged wrongdoers are in control of us and there is a prima facie case against them and/or are otherwise perpetrating a “fraud on the majority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Holders of our ordinary shares may have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•	is given by a foreign court of competent jurisdiction;

•	imposes on the judgment debtor a liability to pay a liquidated sum (or in certain limited circumstances, orders that the defendant do or refrain from doing a certain thing);

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

While there is no binding judicial authority on the point, it is likely that this would include a non-penal judgment of a U.S. court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws (provided the above conditions were also satisfied).

USE OF PROCEEDS

The net proceeds to us from this offering, after deducting underwriter discounts and commissions and our estimated offering expenses, are estimated to be approximately $70.1 million ($80.7 million if the underwriters’ over-allotment option is exercised in full). We intend to use the proceeds from this offering, as well as the proceeds from the recently announced debt financing for the Aquamarine Driller, to finance the final construction payment for the Aquamarine Driller, and use the remainder for general corporate purposes and working capital. See “Summary – Recent Developments – Financing of Aquamarine Driller” for more on the financing transaction for the Aquamarine Driller.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2009:

•	on an actual basis; and

•

on an as adjusted basis to reflect (i) this offering and the exercise in full by the underwriters of their over-allotment to purchase from us up to 7,258,050 ordinary shares, and our receipt of the estimated net proceeds of $80.7 million from such sale, and after deducting estimated underwriting discounts and commissions and estimated offering expenses; and (ii) the net proceeds of approximately $96 million from the recently announced debt financing transaction for the Aquamarine Driller as described under “Summary – Recent Developments – Financing of Aquamarine Driller.”

You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and other financial data incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K, as amended, and our most recent Quarterly Report on Form 10-Q. All information is in thousands, other than par value information.

	As of June 30, 2009
	Actual	As adjusted (1)
	(Unaudited)

Cash and cash equivalents (2)	$20,330	$111,051

Total debt:
Short-term debt	15,070	15,070
Current maturities of long-term debt	19,410	19,410
Long-term debt	158,058	258,058
Total debt	192,538	292,538
Shareholders’ equity:
Ordinary shares, $.001 par value, 400,000 shares authorized, 109,674 shares issued and outstanding actual and 165,319 shares issued and outstanding as adjusted (3)	109	165
Additional paid-in capital	592,222	672,887
Retained deficit	(39,646)	(39,646)
Total shareholders’ equity	552,685	633,406
Total capitalization	$730,153	$910,874

(1)	The as adjusted column also reflects the impact of the amendment to our credit facility on our capitalization. For a summary of the amendment, see “Summary – Recent Developments – Amendment to Credit Agreement.”

(2)	Includes $15.7 million reserved for bank debt payments.

(3)	The number of ordinary shares outstanding after the offering is based on 109,673,589 ordinary shares outstanding as of June 30, 2009, which excludes 22,400,000 shares issuable pursuant to warrants held by F3 Capital as of such date and 14,577,434 shares issuable pursuant to conversion of our short-term debt.

DILUTION

If you invest in our ordinary shares, your interest will change to the extent of the difference between the public offering price per ordinary share and the as adjusted net tangible book value per ordinary share immediately after this offering. We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less intangible assets and total liabilities, by the number of ordinary shares outstanding as of June 30, 2009. Our net tangible book value at June 30, 2009 was approximately $552.7 million, or $5.04 per share, based on 109,673,589 shares outstanding.

After giving effect to the sale of 48,387,000 ordinary shares in this offering, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2009 would have been approximately $622.7 million, or $3.94 per share. This represents an immediate increase in net tangible book value attributable to this offering of $0.64 per share to existing shareholders, and an immediate increase in net tangible book value of $2.39 per share over the public offering price of $1.55 per share. The following table illustrates this on a per share basis:

Public offering price per share		$1.55

Net tangible book value per share as of June 30, 2009	$5.04
Increase per share attributable to new investors	.64

Net tangible book value per share after the offering		3.94

Increase over the public offering price		$2.39

If the underwriters were to fully exercise their over-allotment option to purchase 7,258,050 additional ordinary shares, the net tangible book value after giving effect to this offering would be $3.83 per share, and the increase in net tangible book value per share would be $2.28 per share. Furthermore, the number of ordinary shares held by existing shareholders would be 109,673,589 or 66% of the aggregate number of ordinary shares outstanding after this offering, and the number of ordinary shares held by new investors would be increased to 55,645,050, or 34% of the aggregate number of ordinary shares outstanding after this offering.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are listed on the NYSE Amex under the symbol “VTG.” From June 8, 2007 through June 12, 2008, the common stock of Vantage Energy Services, Inc. traded on the NYSE Amex under the symbol “VTG.” On June 13, 2008, as a result of the completion of our transaction with Vantage Energy, each share of common stock of Vantage Energy was converted into one of our ordinary shares and has been quoted on the NYSE Amex.

The following table sets forth the range of the high and low sale prices for our ordinary shares and the common stock of Vantage Energy for the periods indicated.

	Common Stock / Ordinary Shares
	High	Low
Year Ending December 31, 2009:
Third quarter (through August 25, 2009)	$1.81	$1.36
Second quarter	$2.40	$1.01
First quarter	$1.73	$0.70

Year Ending December 31, 2008:
Fourth quarter	$3.18	$0.60
Third quarter	$8.77	$2.70
Second quarter
Company Ordinary Shares (from June 13, 2008)	$9.39	$7.86
Vantage Energy Common Stock (prior to June 13, 2008)	$8.74	$7.45
First quarter	$7.62	$7.30

Year Ending December 31, 2007:
Fourth quarter	$7.65	$6.00
Third quarter	$7.75	$7.24
Second quarter (from June 8, 2007)	$7.60	$6.77

On August 25, 2009, the closing price of our ordinary shares as reported by the NYSE Amex was $1.70 per share. Our authorized capital stock consists of 400,000,000 ordinary shares and 1,000,000 preferred shares. As of August 25, 2009, 115,673,589 ordinary shares were issued and outstanding, and no preferred shares were issued and outstanding. As of such date, there were 31 holders of record of our ordinary shares.

DIVIDEND POLICY

We have not paid a dividend on our ordinary shares, cash or otherwise, and do not intend to in the foreseeable future. In addition, under our existing credit facility, we are restricted from paying cash dividends on our ordinary shares. The payment of future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements, restrictions in financing agreements, business conditions and other factors.

DRILLING UNIT ARRANGEMENTS

Drilling Contracts

Emerald Driller. The Emerald Driller,  one of our four ultra-premium jackup rigs, commenced operations in Southeast Asia during the first quarter of 2009 under a drilling contract with an affiliate of Pearl Energy. The primary term of this contract is for two years from the date operations commenced, with Pearl having an option to extend the contract for up to an additional year. Under the terms of this contract, we are entitled to an operating day rate of approximately $171,000 depending on the type of work being performed. If Pearl chooses to extend the contract beyond its primary term, the operating day rate is required to be adjusted to a mutually agreed upon rate. The contract will terminate if, among other things, any of the following occur: (i) damage to the Emerald Driller that makes it inoperable; (ii) the occurrence of a force majeure event; or (iii) the default of either party under the contract after the provision of notice and time to cure any such default.

Sapphire Driller.  The Sapphire Driller, one of our four ultra-premium jackup rigs, is currently subject to two separate drilling contracts with Foxtrot International. The first of these contracts has a term of three months, with operations expected to commence in August 2009. Under the terms of the first contract, we are entitled to a fee of $5 million upon mobilization of the rig to West Africa, and an operating day rate of $100,000. The second of these contracts has a term of six months, with operations expected to commence in 2011. Under the terms of the second contract, we are entitled to a cost reimbursement of up to a maximum of $2 million upon mobilization of the rig to West Africa, and an operating day rate of $132,500. In the event that we are able to secure a towing contract on better terms, the mobilization reimbursement will be adjusted according to the terms of the contract. Both of the contracts contain provisions allowing Foxtrot to unilaterally terminate the contract if, among other things, any of the following occur: (i) the Sapphire Driller is not ready to commence operations on schedule; (ii) occurrence of an extended work stoppage; (iii) the Sapphire Driller is damaged and not replaced; (iv) we file a petition for bankruptcy or reorganization; or (v) we materially breach our obligations under the contract. Foxtrot also has the right to terminate at any time for convenience, subject to payment of a termination fee to us. Further, both contracts contain provisions allowing either party to terminate its obligations if there is an occurrence of a force majeure event.

Platinum Explorer.  We are purchasing from F3 Capital, one of our significant shareholders and an affiliate, a 45% ownership interest in Mandarin Drilling Corporation, the entity which owns the Platinum Explorer, an ultra-deepwater drillship. For more on this transaction, see “Platinum Explorer Transaction.” The Platinum Explorer is currently subject to a drilling contract between us and ONGC. This contract has a term of five years, with operations expected to commence in the first quarter of 2011. In the event that we need to extend the delivery date, we are required to pay liquidated damages. Under the terms of this contract, ONGC will pay a fee of $10 million upon mobilization of the drillship to the first well location it designates at an operating day rate of $585,000. Pursuant to our agreement with Mandarin, we will remit all payments that we receive from ONGC to Mandarin net of operating expenses and our management fee. We will receive payments of approximately $12 to 15 million per year for management services that we provide for the Platinum Explorer as described below under “—Drillship Management Services Agreements.” ONGC may, in its discretion, terminate this contract if: (i) we become insolvent or are adjudged to be bankrupt; (ii) their rights under the contract are transferred or assigned without their consent; (iii) if our performance is deemed by ONGC to be unacceptable after having been given notice and an opportunity to cure; or (iv) the drillship is not delivered as required by the contract. Further, this contract will terminate if damage to the Platinum Explorer makes it inoperable or if a force majeure event occurs.

Titanium Explorer.  The Titanium Explorer, an ultra-deepwater drillship which we will operate pursuant to a management services contract as described below, is currently subject to a drilling contract with Petrobras. The primary term of this contract is for eight years from the date operations commence, with Petrobras having the option to extend the contract for up to an additional two years. The Titanium Explorer is expected to commence operations in the third quarter of 2011. Under the terms of this contract, Petrobras will pay mobilization fees of up to $36.75 million upon acceptance of the drillship and pay an operating day rate of $490,000, plus a bonus of 12.5% based on achieving acceptable operating performance. Pursuant to our agreement with the owner of the Titanium Explorer, we will remit all payments from Petrobras to the owner net of operating expenses and our management fee. We will receive payments of approximately $12 to 15 million per year for management services that we provide for the Titanium Explorer as described below under “—Drillship Management Services Agreements.” If Petrobras chooses to extend the contract beyond its primary term, the parties may negotiate a revision of the operating day rate.

We have agreed to mobilize the drillship no later than December 1, 2011. If we fail to mobilize the Titanium Explorer by that date, we are required to pay Petrobras $24,500 per day for each day of delay for the first 90 days and $36,750 per day for the next 90 days. If the drillship is not delivered within this 180 day period, Petrobras may terminate the contract. If Petrobras does not terminate the contract, the liquidated damages would continue to accrue. In addition, Petrobras may in its discretion terminate this contract for any of the following reasons: (i) the Titanium Explorer has been damaged and is inoperable; (ii) we experience mechanical problems with our equipment that inhibits the performance of our obligations under the contract; (iii) we commit a material breach of our obligations under the contract; (iv) we are prevented by any governmental authority from performing the contract; (v) we suspend performance of our obligations under the contract without reasonable cause; or (vi) our performance does not comply with generally accepted good oil and gas field practices. Further, either party may terminate this contract if the other party becomes insolvent during the term of the contract, the other party’s representations and warranties in the contract were false in any material respect or the occurrence of a force majeure event. If termination is desired for any of the above listed reasons, other than the occurrence of a force majeure event, the party not requesting termination shall have time to cure any such breach before termination becomes effective.

Semi I.    The Semi I, a semisubmersible which we expect to operate pursuant to a management services arrangement as described below, is currently contracted with Pemex. The primary term of this contract is for five years from the date operations commence. The Semi I is expected to commence operations in the first quarter of 2011. Under the terms of this contract, Pemex will pay an operating day rate of $503,000. We expect to receive payments of approximately $12 to 15 million per year for management services that we provide for the Semi I as described below under “—Semisubmersible Management Arrangements.” The Semi I will likely be delivered after the scheduled delivery date, which will give Pemex the right to terminate the contract; however, Pemex has given no indication that they intend to do so. In addition, Pemex may in its discretion terminate this contract for any of the following reasons: (i) the Semi I does not meet the specifications and quality requirements specified in the contract; (ii) there are repeated failures to comply with the obligations under the contract; (iii) the owner seeks the protection of the U.S. governmental authority from performing the contract; (iv) the owner commits any environmental liabilities in violation of the provision of the contract; (v) the owner indicates in writing to Pemex that it is unable to continue with the terms of the contract; or (vi) the owner is declared bankrupt or otherwise insolvent.

Drillship Construction Supervision Agreements

We are party to construction supervision agreements that entitle us to payments for supervising the construction of the Platinum Explorer, the Titanium Explorer and the Cobalt Explorer. Our counterparty in each of these agreements are affiliates of F3 Capital. We are purchasing from F3 Capital, one of our significant shareholders and an affiliate, a 45% ownership interest in the entity which owns the Platinum Explorer, an ultra-deepwater drillship. For more on this transaction, see “Platinum Explorer Transaction.” During the construction of each of these drillships, these agreements entitle us to receive a fee of approximately $5 million per drillship annually, prorated to the extent construction is completed mid-year. These agreements may be terminated by either party upon the provision of notice if any of the following occur: (i) either party commits a material breach of its obligations and fails to cure such breach after being given time to cure; (ii) either party is unable to pay its debts as they come due or enters bankruptcy proceedings; or (iii) either party suspends or ceases to carry on all or a substantial part of its business.

Drillship Management Services Agreements

We have three management services agreements that entitle us to payments for the management of the Platinum Explorer, the Titanium Explorer and the Cobalt Explorer. Our counterparty in each of these agreements are affiliates of F3 Capital. We are purchasing from F3 Capital, one of our significant shareholders and an affiliate, a 45% ownership interest in the entity which owns the Platinum Explorer. For more on this transaction, see “Platinum Explorer Transaction.” Once each drillship is operational, these agreements entitle us to receive a fixed fee per day plus a performance fee based on the operational performance of each respective drillship which we expect to generate, in the aggregate, between $12 and $15 million annually, including marketing fees for every charter agreement we secure on behalf of one of these drillships. Our counterparty to these agreements may terminate their obligations under the relevant agreement if any of the following occur: (i) we fail to meet our obligations under the agreement after being given notice and time to cure; (ii) we go into liquidation or cease to carry on our business; (iii) the relevant drillship is damaged to the point of being inoperable; or (iv) the relevant drillship is sold and no outstanding payments are owed to us.

Semisubmersible Management Arrangements

We are party to arrangements to manage the construction and operations of the Semi I and the Semi II. We have negotiated agreements to manage and operate these drilling units and although these agreements have not been executed, all parties are operating as if they have been executed and we are being compensated for our services. These arrangements are for an indefinite term, and continue until terminated by either party in accordance with the terms of the arrangement. Pursuant to these arrangements, we are entitled to receive a fee of $5 million per year per unit, payable in monthly installments, while the semisubmersibles are under construction. Once the Semi I is operational, we are entitled to a fixed fee per day and a performance fee based on the operational performance of the unit, which we expect to generate, in the aggregate, between $12 and $15 million annually. During the construction of the semisubmersibles, the owner may terminate the arrangement upon the occurrence of any of the following: (i) we commit a material breach of the arrangements after being given notice and time to cure; (ii) we enter into bankruptcy proceedings or are adjudged insolvent; (iii) we experience a change of control and the owner reasonably objects to such change of control within three months of becoming aware of it; or (iv) the owner terminates a related arrangement between itself and Oban B Limited, the provider of the equipment being used to construct the semisubmersibles. However, either party may terminate the arrangements at any time on seven days notice. The Semi I will likely be delivered after the scheduled delivery date which will give the customer the right to terminate its arrangement with the owner of the Semi I; however the customer has given no indication that they intend to do so.

PLATINUM EXPLORER TRANSACTION

In September 2007, Mandarin Drilling Corporation, a Marshall Islands corporation and an affiliate of F3 Capital, entered into a shipbuilding contract with DSME for the construction of the drillship referred to herein as the Platinum Explorer. In March 2008, our predecessor entered into a purchase agreement to acquire the Platinum Explorer from Mandarin. In November 2008, we agreed to restructure the purchase transaction through the purchase of a 45% ownership interest in Mandarin from F3 Capital, with ownership of the Platinum Explorer to be retained by Mandarin upon completion of the construction of the drillship. We agreed to purchase this ownership interest for total consideration of approximately $190 million in cash and issuance of warrants to purchase up to approximately 1,980,000 ordinary shares. The $40 million of the purchase price that we had already paid to Mandarin under the original purchase agreement was counted toward the cash purchase price at the time of the restructuring, leaving a balance of approximately $150 million.

In order for us to fund the remaining balance of the purchase price, F3 Capital agreed to exercise warrants to acquire 25 million ordinary shares that were issued to it in June 2008, and we will use the proceeds from the exercise to pay the remaining balance. We have agreed with F3 Capital to allow them to exercise the warrants over a period of time which is expected to be completed by December 2009. As of August 18, 2009, F3 Capital exercised warrants to acquire 8.6 million ordinary shares. Upon the full exercise of these warrants, we will have issued 25 million ordinary shares and used the approximately $150 million of proceeds to fund the remaining cash consideration owed to Mandarin and at that time certificates will be issued to us and we will be named as the owner on Mandarin’s share register. Until that time, these shares will continue to be registered in the name of F3 Capital.

The total shipyard construction price for the Platinum Explorer is approximately $630 million, to be paid in five installments. The first two payments have been made to DSME. The third and fourth payments are the obligation of F3 Capital, but have not been made as of the date of this prospectus. We have been informed by F3 Capital that DSME has granted Mandarin a deferral of its obligation. However, since we are not a party to the construction contract for the Platinum Explorer, we have not been able to obtain the terms of the deferral. As described below, the fifth and final payment, of approximately $504 million, will be a joint obligation of both us and F3 Capital. We currently estimate that an additional $120 million above the shipyard construction price will be required to equip and finalize the drillship for delivery to ONGC once construction is complete. We have agreed with F3 Capital to provide these additional funds in accordance with our respective ownership interests in Mandarin. Construction is scheduled to be completed in November 2010. The Platinum Explorer is under contract with ONGC as described under “Drilling Unit Arrangements.”

Under the terms of the purchase agreement for our 45% interest, we agree to use reasonable endeavors to obtain additional sources of funding for general corporate purposes in order to maintain the value of our business and ordinary shares. We agree to seek such financing through either third party investors, existing shareholders, and/or the sale of one or more of our jack-up rigs. We believe that this offering, as well as the recently announced debt financing for the Aquamarine Driller and proposed financing for the Topaz Driller, satisfy this obligation. We have also entered into a Shareholders Agreement with F3 Capital with respect to the ownership of our shares in Mandarin, which will become effective once we complete our acquisition of the 45% interest. In the Shareholders Agreement, we agree with F3 Capital that, among other things, (i) there will be five directors on the board of Mandarin, three of which will be appointed by F3 Capital, and two of which we will appoint, and (ii) we and F3 Capital will endeavor to obtain financing for the final payment due to DSME, and if such financing is not available, each of us will provide funds in accordance with our respective ownership interests in Mandarin. The Shareholders Agreement also contains a buy-sell agreement in which one party may offer to purchase the interest of the other party for a price specified in the offer. The party receiving the offer may elect to purchase the interest of the offering party for the specified price, or sell its interest for the offered price.

As of August 25, 2009, F3 Capital beneficially owns approximately 58.5% of our issued and outstanding ordinary shares, including ordinary shares that may be acquired upon exercise of currently exercisable warrants and ordinary shares issuable, subject to shareholder approval at our upcoming annual meeting of shareholders, under certain convertible notes held by F3 Capital. F3 Capital is owned by one of our directors.

UNDERWRITING

We are offering the ordinary shares described in this prospectus supplement through the underwriters named below. Johnson Rice & Company L.L.C. is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of ordinary shares listed next to its name in the following table:

Underwriter	Number of shares

Johnson Rice & Company L.L.C.	33,870,900
FBR Capital Markets & Co.	14,516,100
Total	48,387,000

The underwriting agreement provides that the underwriters’ obligation to purchase our ordinary shares is subject to approval of legal matters by counsel and the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the conditions that the representations and warranties made by us to the underwriters are true, that there has been no material adverse change to our condition or in the financial markets and that we deliver to the underwriters customary closing documents. The underwriters are obligated to purchase all of the ordinary shares (other than those covered by the over-allotment option described below) if they purchase any of the ordinary shares.

Option to Purchase Additional Ordinary Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 7,258,050 additional ordinary shares at the public offering price per share less the underwriting discount shown on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering.

Underwriting Discount and Expenses

The underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the ordinary shares to securities dealers at the price to the public less a concession not in excess of $0.04883 per ordinary share. After the ordinary shares are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

The following table summarizes the compensation to be paid to the underwriters by us:

		Total
	Per share	Without over- allotment	With over- allotment
Public offering price by us	$1.55	$74,999,850	$86,249,828
Underwriting fees to be paid by us	$0.08138	$3,937,734	$4,528,394
Proceeds, before expenses, to us	$1.46862	$71,062,116	$81,721,433

We estimate our expenses associated with the offering, excluding underwriting discounts and commissions, will be approximately $350,000.

Advisory Agreement with Johnson Rice & Company

On March 31, 2009, we entered into an Advisory Agreement with Johnson Rice & Company L.L.C., the sole book-running manager in this offering whereby we retained Johnson Rice as our investment banker. The agreement has a two year term expiring in April 2011, which term may be automatically extended for an additional 12 months unless we provide Johnson Rice with notice of termination prior to April 6, 2011. Under the agreement, Johnson Rice makes available to us the services of one of its employees on an exclusive basis. The employee’s duties include assisting us with locating and negotiating financing, and also providing assistance with treasury management activities, bank management activities and investor relations. We are obligated to pay Johnson Rice the sum of $20,000 per month during the term, subject to reduction of such fee under certain circumstances.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. federal securities laws, or to contribute to payments that may be required to be made in respect of these liabilities.

Participation in Offering by Affiliates

The underwriters have been informed by Hsin-Chi Su, one of our directors and largest shareholders, that he intends to purchase ordinary shares in the offering. He has advised the underwriters that he may purchase approximately 8.1 million of the ordinary shares being offered. Mr. Su had no prior arrangement with the underwriters and he is purchasing the shares on the same terms as the other purchasers in the offering.

Lock-Up Agreements

We and certain of our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Johnson Rice, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the ordinary shares, except for the sale to the underwriters in this offering, the issuance by us of any securities or options to purchase ordinary shares under existing, amended or new employee benefit plans maintained by us and the filing of or amendment to any registration statement related to the foregoing, the issuance by us of securities in exchange for or upon conversion of our outstanding securities described herein or certain transfers in the case of officers or directors in the form of bona fide gifts, intra family transfers and transfers related to estate planning matters. Notwithstanding the foregoing, if (1) during the last 17 days of such 90-day restricted period we issue an earnings release or (2) prior to the expiration of such 90-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the foregoing restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release; provided, however, that this sentence will not apply if, as of the expiration of the restricted period, our ordinary shares are “actively-traded securities” as defined in Regulation M. Johnson Rice has advised us that it does not have any present intent to release the lock-up agreements prior to the expiration of the applicable restricted period.

Price Stabilization, Short Positions and Penalty Bids; Passive Market Making

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of

1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under its over-allotment option. The underwriters may close out a covered short sale by exercising its over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the ordinary shares who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the ordinary shares until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the ordinary shares to be higher than it would otherwise be in the absence of these transactions. In connection with the offering, the underwriters may engage in passive market making transactions in the ordinary shares in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the period before the commencement of offers or sales of ordinary shares and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of ordinary shares for sale to their online brokerage account holders. The ordinary shares will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ordinary shares may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase ordinary shares. The underwriters are not responsible for information contained in websites that they do not maintain.

LEGAL MATTERS

The validity of the ordinary shares offered under this prospectus supplement will be passed upon for us by Maples and Calder, Grand Cayman, Cayman Islands. Certain legal matters in connection with the ordinary shares offered under this prospectus supplement will be passed upon for the underwriters by Haynes and Boone, LLP, Houston, Texas.

EXPERTS

Our consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2008 and from inception (September 8, 2006) to December 31, 2008 incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by UHY LLP, independent registered public accounting firm, as stated in their report appearing therein and are incorporated in reliance of the report of such firm given on the authority of said firm as experts in accounting and auditing.

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” into this prospectus supplement some of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those filings. Any information contained in future SEC filings that are incorporated by reference into this prospectus supplement will automatically update this prospectus supplement, and any information included directly in this prospectus supplement updates and supersedes the information contained in past SEC filings incorporated by reference into this prospectus supplement. The information incorporated by reference, as updated, is an important part of this prospectus supplement. We incorporate by reference the following documents filed by us:

•

our annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 13, 2009, as amended by the Form 10-K/A (Amendment No. 1) filed on April 30, 2009 and by the Form 10-K/A (Amendment No. 2) filed on June 23, 2009;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, filed on May 8, 2009 and August 10, 2009, respectively;

•

our current reports on Form 8-K filed on January 15, 2009, February 9, 2009, February 20, 2009, March 4, 2009, March 9, 2009, April 16, 2009 (as amended by current report on Form 8-K/A filed on April 17, 2009), June 4, 2009, June 8, 2009, August 3, 2009, August 12, 2009, August 19, 2009 and August 26, 2009 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K); and

•	the description of our units, ordinary shares and warrants in our registration statement on Form 8-A filed on June 6, 2008.

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold shall be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the date of filing of such document; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K herein by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is or is deemed to be incorporated by reference into such document. In addition, we make available free of charge all documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

You may request a copy of these filings, at no cost, by writing or telephoning us at Vantage Drilling Company, 777 Post Oak Boulevard, Suite 610, Houston, Texas 77056, Attn: Investor Relations, phone number (281) 404-4700.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward-looking statements and we intend that such forward-looking statements be subject to the safe harbor provisions of the U.S. federal securities laws. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties described under “Risk Factors” and the following:

•	our limited operating history;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	the adequacy and availability of additional financing;

•	general economic conditions, including the current recession and capital market crisis;

•	competition within our industry;

•	termination of our customer contracts;

•	effects of new rigs and new technology on the market;

•	restrictions on offshore drilling;

•	identifying and completing acquisition opportunities;

•	contract awarding and commencement;

•	construction completion, delivery and commencement of operations dates;

•	our dependence on key personnel;

•	utilization rates and dayrates;

•	operating hazards in the oilfield service industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	governmental, tax and environmental regulation;

•	operations in international markets;

•	potential conflicts of interest with F3 Capital; and

•	our inability to achieve our plans or carry out our strategy.

Many of these factors are beyond our ability to control or predict. Any, or a combination, of these factors could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements.

For a further list and description of various risks, relevant factors and uncertainties that could cause future results or events to differ materially from those expressed or implied in our forward-looking statements, see the “Risk Factors” section contained in this prospectus supplement and the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections in the documents incorporated by reference in this prospectus supplement. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

All forward-looking statements included or incorporated by reference in this prospectus supplement are made only as of the date of this prospectus supplement, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we hereafter become aware. You should read this prospectus supplement and the documents that we incorporate by reference into this prospectus supplement completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PROSPECTUS

$200,000,000

ORDINARY SHARES, PREFERRED SHARES, WARRANTS, DEBT SECURITIES,

GUARANTEES OF DEBT SECURITIES, DEPOSITARY SHARES AND UNITS

Ordinary Shares and Warrants

Offered by the Selling Securityholder

From time to time, we may offer ordinary shares, preferred shares, warrants, debt securities, depositary shares and units, or any combination of any of these securities, at an aggregate initial offering price not to exceed $200,000,000. The securities offered under this prospectus may be offered separately, together or in series separate, and in amounts, at prices and on terms to be determined at the time of sale. In addition, the selling securityholder named in this prospectus may offer, from time to time, up to an aggregate of 71,149,844 ordinary shares and 22,900,000 warrants to acquire ordinary shares, which are the same class of our warrants that are traded on the NYSE Amex. We will not receive any of the proceeds from the sale of securities by the selling securityholder.

We will provide specific terms of any offering and any offered securities in supplements to this prospectus. Any prospectus supplement may also add, update or change information in this prospectus. You should carefully read this prospectus and any prospectus supplement, as well as the documents we incorporate by reference, before you invest in any of these securities.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY THE APPLICABLE PROSPECTUS SUPPLEMENT.

Our public units, ordinary shares and public warrants are currently traded on the NYSE Amex under the symbols “VTG.U,” “VTG” and “VTG.WS,” respectively. As of June 19, 2009, the closing sale price of our units was $2.13, the closing sale price of our ordinary shares was $1.98 and the closing sale price of our warrants was $0.18. As of the date of this prospectus, none of the other securities that we may offer by this prospectus are listed on any national securities exchange or automated quotation system.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers. The selling securityholder named in this prospectus may also sell ordinary shares through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.

Investing in our securities involves a high degree of risk. See “Risk Factors” for a discussion of information that should be considered before purchasing any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 13, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we and/or the selling securityholder may sell from time to time any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered. Each time we and/or the selling securityholder sell securities pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of the securities being offered. A prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities or to us. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus is superseded by the information in the prospectus supplement. You should read this prospectus, the applicable prospectus supplement and the additional information incorporated by reference in this prospectus described below under “Where You Can Find More Information” and “Incorporation by Reference” before making an investment in our securities.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, the accompanying prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell securities in any jurisdiction where the offer or sale of such securities is not permitted.

Unless stated or the context otherwise requires, references in this prospectus to the “Company,” “Vantage Drilling,” “we,” “us” and “our” refer to Vantage Drilling Company and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward-looking statements and we intend that such forward-looking statements be subject to the safe harbor provisions of the federal securities laws. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties described under “Risk Factors” and the following:

•	our limited operating history;

•	our dependence on key personnel;

•	personnel allocating their time to other businesses and potentially having conflicts of interest with our business;

•	the adequacy and availability of additional financing;

•	risk associated with operating in the oilfield services industry;

•	contract commencements;

•	commodity prices;

•	utilization rates and dayrates;

•	contract awards;

•	construction completion, delivery and commencement of operations dates;

•	future activity in the jackup rig and deepwater market sectors;

•	market outlook for our various classes of rigs;

•	capacity constraints for ultra-deepwater rigs and other rig classes;

•	effects of new rigs on the market;

•	operations in international markets;

•	general economic conditions; and

•	our inability to achieve our plans or carry out our strategy.

Many of these factors are beyond our ability to control or predict. Any, or a combination, of these factors could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performances, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements.

For a further list and description of various risks, relevant factors and uncertainties that could cause future results or events to differ materially from those expressed or implied in our forward-looking statements, see the “Risk Factors” section contained in the applicable prospectus supplement and the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections in the documents incorporated by reference in this prospectus and the applicable prospectus supplement. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

All forward-looking statements included or incorporated by reference in this prospectus are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward- looking statements to reflect events or circumstances that subsequently occur, or of which we hereafter become aware. You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” into this prospectus some of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those filings. Any information contained in future SEC filings that are incorporated by reference into this prospectus will automatically update this prospectus, and any information included directly in this prospectus updates and supersedes the information contained in past SEC filings incorporated by reference into this prospectus. The information incorporated by reference, as updated, is an important part of this prospectus. We incorporate by reference the following documents filed by us:

•

our annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 13, 2009, as amended by the Form 10-K/A (Amendment No. 1) filed on April 30, 2009 and Form 10-K/A (Amendment No. 2) filed on June 23, 2009;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2009 filed on May 8, 2009;

•

our current reports on Form 8-K filed on January 15, 2009, February 9, 2009, February 20, 2009, March 4, 2009, March 9, 2009, April 16, 2009 (as amended by current report on Form 8-K/A filed on April 17, 2009), June 4, 2009 and June 8, 2009 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K); and

•	the description of our units, ordinary shares and warrants in our registration statement on Form 8-A filed on June 6, 2008.

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such document; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K herein by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is or is deemed to be incorporated by reference into such document. In addition, we make available free of charge all documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Vantage Drilling Company

777 Post Oak Boulevard, Suite 610

Houston, Texas 77056

Attn: Investor Relations

(281) 404-4700

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith we file reports, proxy statements and other information with the SEC.

You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For more information about the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. The SEC also maintains a free web site that contains reports, proxy and information statements, and other information about issuers who file electronically with the SEC. The Internet address of the SEC’s website is http://www.sec.gov. Our SEC filings are also available to the public on our website at http://www.vantagedrilling.com. Please note that information contained in our website, whether currently posted or posted in the future, is not a part of this prospectus or the documents incorporated by reference in this prospectus.

This prospectus forms part of the registration statement that we filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus omits certain of the information contained in the registration statement in accordance with the rules and regulations of the SEC. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

VANTAGE DRILLING COMPANY

Our predecessor, Vantage Energy Services, Inc. (“Vantage Energy”), a Delaware corporation, was a special purpose acquisition company formed with the intention of engaging in a merger or acquisition in the oilfield services sector. In June 2008, we completed our acquisition of Offshore Group Investment Limited (“OGIL”), a Cayman Islands exempted company, and our merger with Vantage Energy.

We are an international provider of offshore contract drilling services for oil and gas wells. Our primary business is to contract drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. As of June 22, 2009, we operate one ultra-premium jackup rig in Southeast Asia under a two year contract, are preparing to mobilize one ultra-premium jackup rig to the Ivory Coast to commence work in August 2009 and have two ultra-premium jackup rigs under construction with anticipated delivery dates of August 2009 and September 2009. We also have entered into an agreement to acquire 45% ownership in an ultra-deepwater drillship now under construction. Additionally, we manage two ultra-deepwater drillships and one ultra-deepwater semisubmersible, all of which are under construction, pursuant to construction supervision and management agreements.

We are a Cayman Islands exempted company with principal executive offices in the U.S. located at 777 Post Oak Boulevard, Suite 610, Houston, Texas 77056. Our telephone number at that address is (281) 404-4700.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and incorporated by reference in this prospectus, before making an investment decision. The market or trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Cautionary Note Regarding Forward-Looking Statements” in this prospectus, where we describe uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business or our financial condition.

USE OF PROCEEDS

Unless we otherwise specify in the applicable prospectus supplement, we expect to use the net proceeds we receive from the sale of the ordinary shares, preferred shares, warrants, debt securities, depositary shares, and units, or any combination of these securities, for general corporate purposes which may include capital expenditures, the repayment or refinancing of debt, investments in our subsidiaries, working capital, or the financing of possible acquisitions or business opportunities. Pending such uses, we anticipate that we will invest the net proceeds in interest-bearing securities.

We will not receive any proceeds from the sale of securities by the selling securityholder. The selling securityholder named in this prospectus will pay any underwriting fees, discounts and commissions, along with any fees and expenses of underwriter’s counsel and certain of the selling securityholder’s out-of-pocket expenses, incurred in connection with its sale of securities registered under this prospectus. We will bear all other costs, fees and expenses incurred by us, or by the selling securityholder, in effecting the registration, offer and sale of the securities covered by this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

For the three months ended March 31, 2009 and the year ended December 31, 2008, earnings were not sufficient to cover fixed charges by approximately $822,000 and $51.9 million, respectively. For the year ended December 31, 2007, we had earnings, as defined, of approximately $6.8 million and fixed charges of approximately $21,000. As of the date of this prospectus, we have not issued any preferred shares.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital, together with the additional information we may include in any prospectus supplements (which may differ from the terms summarized below), summarizes the material terms and provisions of our share capital that we may offer under this prospectus. For the complete terms of our share capital, please refer to our memorandum and articles of association that are filed as exhibits to the reports incorporated by reference into the registration statement that includes this prospectus.

Description of Ordinary Shares

We are currently authorized to issue 400,000,000 ordinary shares, par value $0.001 per share. As of June 22, 2009, we had 108,798,589 ordinary shares issued and outstanding. The holders of ordinary shares are entitled to one vote per share on all matters to be voted on by the securityholders. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred shares, the holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding up, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred shares, if any, then outstanding. The ordinary shares have no preemptive or conversion rights or other subscription rights. All outstanding ordinary shares are fully paid and non-assessable. We have not paid any dividends on our ordinary shares.

Description of Preferred Shares

We are authorized to issue 1,000,000 preferred shares, par value $0.001 per share. As of the date of this prospectus, we have no preferred shares outstanding. Our board of directors has the authority, without shareholder approval, to issue preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of Vantage Drilling without further action by the securityholders and may adversely affect the voting and other rights of the holders of ordinary shares. The issuance of preferred shares with voting rights may adversely affect the voting power of the holders of ordinary shares, including the loss of voting control to others.

A prospectus supplement relating to a series of preferred shares will describe terms of that series of preferred shares, including:

•	the designation of such series and the number of shares offered;

•	the initial public offering price at which the shares will be issued;

•	the dividend rate of that series, the conditions and dates upon which those dividends will be payable and whether those dividends will be cumulative or noncumulative;

•	if cumulative, the date from which dividends on the preferred shares shall accumulate;

•	the relative ranking and preferences of that series as to dividend rights and rights upon any liquidation, dissolution or winding up of our affairs;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights of the holder or us;

•	anti-dilution provisions of the preferred shares, if any;

•	any voting rights;

•	any restrictions on further issuances;

•	any listing of that series on any securities exchange;

•	any special United States federal income tax considerations applicable to the series; and

•	any other terms of that series.

Listing

Our ordinary shares are listed on the NYSE Amex under the symbol “VTG.”

Transfer Agent

The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company 17 Battery Place, New York, New York.

DESCRIPTION OF WARRANTS

This section outlines some of the provisions of the warrants we may issue and the warrant agreement pursuant to which they may be issued. This description may not contain all of the information that is important to you and is qualified in its entirety by reference to the warrant agreement with respect to the warrants. The specific terms of any warrants will be described in the applicable prospectus supplement. If so described in a particular supplement, the specific terms of any warrants may differ from the general description of terms presented below.

General Description of Warrants

We may issue warrants for the purchase of debt securities, ordinary shares, preferred shares, depositary shares or units. Warrants may be issued independently, or together with other securities, and may be attached to or separate from any offered securities. We will issue warrants under one or more warrant agreements between us and the warrant agent that we will name in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the price or prices at which the securities purchasable upon exercise of a warrant may be purchased;

•	the dates on which the right to exercise the warrants commences and expires;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	whether the warrants represented by the warrant certificates or the securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	if applicable, a discussion of material United States federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the amount of debt or equity securities being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will be void. Holders may exercise warrants as set forth in the applicable prospectus supplement.

Until a holder exercises the warrants to purchase any securities underlying the warrants, the holder will not have any rights as a holder of the underlying securities by virtue of ownership of warrants.

DESCRIPTION OF DEBT SECURITIES AND SUBSIDIARY GUARANTEES

This section outlines some of the provisions of the debt securities and any related subsidiary guarantees we may issue and the indenture and supplemental indentures pursuant to which they may be issued. This description may not contain all of the information that is important to you and is qualified in its entirety by reference to the form of indenture and the applicable supplemental indenture with respect to the debt securities of any particular series and any related subsidiary guarantees. The specific terms of any series of debt securities and any related subsidiary guarantees will be described in the applicable prospectus supplement. If so described in a particular supplement, the specific terms of any series of debt securities and any related subsidiary guarantees may differ from the general description of terms presented below.

The indenture does not limit the amount of debt securities that may be issued. We may issue secured or unsecured debt securities. Our debt securities and any related subsidiary guarantees will be issued under an indenture to be entered into between us and a trustee to be designated by us, a form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Our debt securities may be convertible into our ordinary shares or other of our securities.

When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement.

Unless otherwise specified in a supplement to this prospectus, the debt securities and any related subsidiary guarantees will be the direct, unsecured obligations of the issuers thereof and will rank equally with all of the issuers’ other unsecured and unsubordinated indebtedness. The holders of our debt securities will be structurally subordinated to holders of any indebtedness (including trade payables) of any of our subsidiaries, except to the extent our subsidiaries guarantee our obligations under that series of debt securities.

We currently conduct our operations through subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our debt service obligations. The debt securities may be fully and unconditionally guaranteed on a secured or unsecured, senior or subordinated basis, jointly and severally, by some or all of our direct and indirect wholly-owned subsidiaries. The obligations of each subsidiary guarantor, if any, under its guarantee, if any, will be limited as necessary under applicable law to prevent that guarantee from constituting a fraudulent conveyance under applicable law. In the event that any series of debt securities and any related subsidiary guarantees will be subordinated to other indebtedness that we or our subsidiary guarantors have outstanding or may incur, the terms of the subordination will be set forth in the prospectus supplement relating to such debt securities and related subsidiary guarantees.

We have described select portions of the indenture below. This description may not contain all of the information that is important to you. The form of indenture has been included as an exhibit to the registration statement of which this prospectus is a part, and you should read the indenture for provisions that may be important to you.

The terms of each series of debt securities and any related subsidiary guarantees will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in a resolution of our board of directors, in an officers’ certificate or by a supplemental indenture.

We may issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. When we offer a particular series of debt securities, we will identify the title of the debt securities, the trustee or trustees (to which we refer in this description collectively as the trustee), any subsidiary guarantors and the aggregate principal amount of the debt securities we are offering, and we will describe the following terms of the debt securities, if applicable:

•	the price or prices (expressed as a percentage of the principal amount) at which we will issue the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•

the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine the rate or rates (including any rate or rates determined by reference to any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•

the place or places where principal of and interest on the debt securities will be payable, where the debt securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities and the indenture may be served, and the method of such payment, if by wire transfer, mail or other means;

•	the terms and conditions on which we may redeem the debt securities;

•

any obligations we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities and the date or dates on which or period or periods within which, the price or prices at which and the other detailed terms and provisions upon which the debt securities will be redeemed or purchased pursuant to such obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples thereof;

•

whether the debt securities will be issued as bearer or fully registered securities and, if they are to be issued as fully registered securities, whether they will be in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon acceleration or declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of and interest on the debt securities will be made;

•

if payments of principal of or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the terms, if any, of subordination of the debt securities;

•

the terms, if any, of any guarantee of the payment of principal of and interest on the debt securities by any of our subsidiaries (including the identity of any guarantor), whether any such guarantee shall be made on a senior or subordinated basis and, if applicable, a description of the subordination terms of any such guarantee;

•	any provisions relating to any security provided for the debt securities or any subsidiary guarantees (including any security to be provided by any subsidiary guarantor);

•

any addition to or change in the events of default in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•

any provisions relating to conversion of any debt securities into equity interests, including the conversion price and the conversion period, whether conversion will be mandatory, at the option of the holders of the debt securities or at our option, events requiring an adjustment of the conversion price, and provisions affecting conversion if the debt securities are redeemed;

•	any exchange features of the debt securities;

•	whether any underwriter(s) will act as market maker(s) for the debt securities;

•	the extent to which a secondary market for the debt securities is expected to develop;

•

any addition to or change in the provisions relating to satisfaction and discharge of the indenture described in this prospectus with respect to the debt securities, or in the provisions relating to legal defeasance or covenant defeasance under the indenture described in this prospectus with respect to the debt securities;

•	any addition to or change in the provisions relating to modification of the indenture both with and without the consent of holders of debt securities issued under the indenture;

•	any other terms and provisions of the debt securities, which may supplement, modify or delete any provision of the indenture as it applies to that series; and

•	any registrars, paying agents, service agents, depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

We will provide you with information on the material United States federal income tax considerations and other special considerations applicable to any series of debt securities in the applicable prospectus supplement.

The indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the resolution of our board of directors, the officers’ certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture.

One or more series of debt securities may be sold at a discount to their stated principal amount or may bear no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, commodity indices, stock exchange indices, financial indices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, commodity indices, stock exchange indices, financial indices, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general United States federal tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

When we determine to issue debt securities, we will instruct the trustee to authenticate for issuance such debt securities in a principal amount that we will provide in a resolution of our board of directors, in an officers’ certificate or by a supplemental indenture. Our instructions may authorize the trustee to authenticate and deliver such debt securities upon our oral instructions or the oral instructions of our authorized agent or agents.

Transfer and Exchange

We expect most debt securities to be issued in denominations of $1,000 and integral multiples thereof. Each debt security will be represented by either one or more global securities deposited with and registered in the name of a depositary to be designated by us in the applicable prospectus supplement, or a nominee (we refer to any debt security represented by a global security as a “book-entry debt security”), or by a certificate issued in definitive registered or bearer form (we refer to any fully registered debt security represented by a certificate as a “registered certificated debt security”), as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Securities” below, book-entry debt securities will not be issuable in certificated form.

You may transfer or exchange registered certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of registered certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may effect the transfer of registered certificated debt securities, and the right to receive the principal of and interest on those registered certificated debt securities, only by surrendering the certificate representing those registered certificated debt securities and the issuance by us or the trustee of a certificate to the new holder.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued to the depositary in registered certificated form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture, the debt securities and any subsidiary guarantees shall be construed in accordance with and governed by the laws of the State of New York.

DESCRIPTION OF DEPOSITARY SHARES

General

We may elect to offer depositary shares, each representing a fraction (to be set forth in the prospectus supplement relating to a particular series of preferred shares) of a share of a particular series of preferred shares as described below. In the event we elect to do so, depositary receipts evidencing depositary shares will be issued to the public.

The shares of any class or series of preferred shares represented by depositary shares will be deposited under a deposit agreement among us, a depositary selected by us and the holders of the depositary receipts. The depositary will be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a preferred share represented by such depositary share, to all the rights and preferences of the preferred shares represented thereby (including dividend, voting, redemption and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of the related class or series of preferred shares in accordance with the terms of the offering described in the related prospectus supplement. Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to or incorporated by reference in the registration statement of which this prospectus forms a part, and the following summary is qualified in its entirety by reference to such exhibits.

Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared thereafter without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts without charge to the holder thereof.

Dividends and Distributions

The depositary will distribute all cash dividends or other distributions received in respect of the related class or series of preferred shares to the record holders of depositary shares relating to such class or series of preferred shares in proportion to the number of such depositary shares owned by such holders.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

Withdrawal of Shares

Upon surrender of the depositary receipts at the corporate trust office of the depositary (unless the related depositary shares have previously been called for redemption), the holder of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of the related class or series of preferred shares and any money or other property represented by such depositary shares. Holders of depositary shares will be entitled to receive whole shares of the related class or series of preferred shares on the basis set forth in the prospectus supplement for such class or series of preferred shares, but holders of such whole preferred shares will not thereafter be entitled to exchange them for depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole preferred shares to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. In no event will fractional preferred shares be delivered upon surrender of depositary receipts to the depositary.

Redemption of Depositary Shares

Whenever we redeem preferred shares held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of the related class or series of preferred shares so redeemed. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to such class or series of preferred shares. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

Voting the Preferred Shares

Upon receipt of notice of any meeting at which the holders of the preferred shares are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such preferred shares. Each record holder of such depositary shares on the record date (which will be the same date as the record date for the preferred shares) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the class or series of preferred shares represented by such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of preferred shares represented by such depositary shares in accordance with such instructions, and we will agree to take all action which the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting preferred shares to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred shares.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary receipts will not be effective unless such amendment has been approved by the holders of depositary receipts representing at least a majority (or, in the case of amendments relating to or affecting rights to receive dividends or distributions or voting or redemption rights, 66%, unless otherwise provided in the related prospectus supplement) of the depositary shares then outstanding. The deposit agreement may be terminated by us or the depositary only: (1) if all outstanding depositary shares have been redeemed; (2) if there has been a final distribution in respect of the related class or series of preferred shares in connection with our liquidation, dissolution or winding up and such distribution has been distributed to the holders of depositary receipts; or (3) upon the consent of holders of depositary receipts representing not less than 66% of the depositary shares outstanding.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the related class or series of preferred shares and any redemption of such preferred shares. Holders of depositary receipts will pay all other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

The depositary may refuse to effect any transfer of a depositary receipt or any withdrawal of shares of a class or series of preferred stock evidenced thereby until all taxes and charges with respect to the depositary receipt or preferred shares are paid by the holders thereof.

Miscellaneous

The depositary will forward all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the preferred shares.

Neither the depositary will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder, and neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or class or series of preferred shares unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting preferred shares for deposit, holders of depositary shares or other persons believed to be competent and on the documents believed to be genuine.

Resignation and Removal of the Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any such resignation or removal of the depositary will take effect upon the appointment of a successor depositary, which successor must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the U.S. and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF UNITS

We may issue units comprised of one or more debt securities, our ordinary shares, our preferred shares, and warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement that differ from those described below; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Debt Securities and Subsidiary Guarantees,” “Description of Share Capital” and “Description of Warrants” will apply to each unit and to any debt security, preferred shares, ordinary shares, or warrant included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in as many distinct series as we wish. This section summarizes terms of the units that apply generally to all series. Most of the financial and other specific terms of a particular series will be described in the prospectus supplement.

Unit Agreements

We will issue the units under one or more unit agreements to be entered into between us and a bank or other financial institution, as unit agent. We may add, replace or terminate unit agents from time to time. We will identify the unit agreement under which each series of units will be issued and the unit agent under that agreement in the prospectus supplement.

The following provision will generally apply to all unit agreements unless otherwise stated in the prospectus supplement.

Enforcement of Rights

The unit agent under a unit agreement will act solely as our agent in connection with the units issued under that agreement. The unit agent will not assume any obligation or relationship of agency or trust for or with any holders of those units or of the securities comprising those units. The unit agent will not be obligated to take any action on behalf of those holders to enforce or protect their rights under the units or the included securities.

Except as indicated in the next paragraph, a holder of a unit may, without the consent of the unit agent or any other holder, enforce its rights as holder under any security included in the unit, in accordance with the terms of that security and the indenture, warrant agreement or other instrument under which that security is issued. Those terms are described elsewhere in this prospectus under the sections relating to debt securities, preferred shares, ordinary shares and warrants.

Notwithstanding the foregoing, a unit agreement may limit or otherwise affect the ability of a holder of units issued under that agreement to enforce its rights, including any right to bring a legal action, with respect to those units or any securities, other than debt securities, that are included in those units. Limitations of this kind will be described in the prospectus supplement.

Modification Without Consent of Holders

We and the unit agent may amend any unit or unit agreement without the consent of any holder:

•	to cure any ambiguity;

•	to correct or supplement any defective or inconsistent provision; or

•	to make any other change that we believe is necessary or desirable and will not adversely affect the interests of the affected holders in any material respect.

We do not need any approval to make changes that affect only units to be issued after the changes take effect. We may also make changes that do not adversely affect a particular unit in any material respect, even if they adversely affect other units in a material respect. In those cases, we do not need to obtain the approval of the holder of the unaffected unit; we need only obtain any required approvals from the holders of the affected units.

Modification With Consent of Holders

We may not amend any particular unit or a unit agreement with respect to any particular unit unless we obtain the consent of the holder of that unit, if the amendment would:

•

impair any right of the holder to exercise or enforce any right under a security included in the unit if the terms of that security require the consent of the holder to any changes that would impair the exercise or enforcement of that right; or

•

reduce the percentage of outstanding units or any series or class the consent of whose holders is required to amend that series or class, or the applicable unit agreement with respect to that series or class, as described below.

Any other change to a particular unit agreement and the units issued under that agreement would require the following approval:

•	if the change affects only the units of a particular series issued under that agreement, the change must be approved by the holders of a majority of the outstanding units of that series; or

•

if the change affects the units of more than one series issued under that agreement, it must be approved by the holders of a majority of all outstanding units of all series affected by the change, with the units of all the affected series voting together as one class for this purpose.

These provisions regarding changes with majority approval also apply to changes affecting any securities issued under a unit agreement, as the governing document. In each case, the required approval must be given by written consent.

Unit Agreements Will Not Be Qualified Under the Trust Indenture Act of 1939

No unit agreement will be qualified as an indenture, and no unit agent will be required to qualify as a trustee, under the Trust Indenture Act of 1939. Therefore, holders of units issued under unit agreements will not have the protections of the Trust Indenture Act of 1939 with respect to their units.

Title

We, the unit agents and any of their agents may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary.

SELLING SECURITYHOLDER

The (i) ordinary shares, (ii) warrants and (iii) ordinary shares that may be issued to the selling securityholder following the exercise of a warrant were issued to the selling securityholder in a private transaction in connection with Vantage’s acquisition of OGIL. OGIL was 100% owned by F3 Capital. F3 Capital, the selling securityholder, is 100% owned by Hsin-Chi Su, one of our directors. In connection with that transaction, we granted registration rights to the selling securityholder with respect to the resale or other disposal of the ordinary shares, warrants and ordinary shares that may be issued pursuant to the exercise of the warrant. At the time of issuance of these securities, F3 Capital had no agreements or understanding, directly or indirectly, to distribute these securities.

As a result of the significant level of ownership of our securities, the selling securityholder would be considered an “underwriter” within the meaning of the Securities Act with respect to the securities sold by it in this offering. The following tables set forth certain information with respect to the beneficial ownership of our ordinary shares and warrants by the selling securityholder as of May 15, 2009.

	Ordinary Shares Beneficially Owned		Number of Shares Which May be Sold in This Offering	Ordinary Shares Beneficially Owned Following this Offering(1)
Selling Securityholder	Number	Percent		Number	Percent
F3 Capital(2)	87,707,278	59.2%	71,149,844	0	*

*	Represents beneficial ownership of less than 1%.

(1)	Assumes that the selling securityholder will sell all of the ordinary shares offered pursuant to this prospectus.

(2)	Hsin-Chi Su owns 100% of F3 Capital and he exercises sole voting and dispositive power over the ordinary shares beneficially owned and held of record by F3 Capital.

(3)	Includes 22,900,000 ordinary shares which F3 Capital has the right to acquire within 60 days of the date of this prospectus upon exercise of warrants offered pursuant to this prospectus and 16,557,434 ordinary shares that it has the right to acquire upon conversion of convertible notes and exercise of other warrants.

	Warrants Beneficially Owned		Number of Warrants Which May Be Sold in This Offering	Warrants Beneficially Owned Following This Offering(1)
Selling Securityholder	Number	Percent		Number	Percent
F3 Capital(2)	22,900,000	39.8%	22,900,000	0	*

*	Represents beneficial ownership of less than 1%.

(1)	Assumes that the selling securityholder will sell all of the warrants offered pursuant to this prospectus.

(2)	Hsin-Chi Su owns 100% of F3 Capital and he exercises sole dispositive power over the warrants beneficially owned and held of record by F3 Capital.

PLAN OF DISTRIBUTION

We, or the selling securityholder, may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to purchasers;

•	to or through underwriters or dealers;

•	through agents; or

•	through a combination of any of these methods.

A distribution of the securities offered by this prospectus may also be effected through the issuance of derivative securities, including without limitation, warrants, subscriptions, exchangeable securities, forward delivery contracts and the writing of options.

In addition, the manner in which we, or the selling securityholder, may sell some or all of the securities covered by this prospectus includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

We, or the selling securityholder, may also enter into hedging transactions. For example, we, or the selling securityholder, may:

•

enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of ordinary shares pursuant to this prospectus, in which case such broker-dealer or affiliate may use ordinary shares received from us to close out its short positions;

•	sell securities short and redeliver such shares to close out our short positions;

•

enter into option or other types of transactions that require us to deliver ordinary shares to a broker-dealer or an affiliate thereof, who will then resell or transfer ordinary shares under this prospectus; or

•

loan or pledge ordinary shares to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, we, or the selling securityholder, may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We, or the selling securityholder, may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be.

A prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We, or the selling securityholder, will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. We, or the selling securityholder, may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we, or the selling securityholder, will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

We, or the selling securityholder, may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. We, or the selling securityholder, may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement or pricing supplement, as the case may be will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

In connection with offerings made through underwriters or agents, we, or the selling securityholder, may enter into agreements with such underwriters or agents pursuant to which we, or the selling securityholder, receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

Dealers

We, or the selling securityholder, may sell the offered securities to dealers as principals. We, or the selling securityholder, may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale. Dealers engaged by us may allow other dealers to participate in resales.

Direct Sales

We may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved. In the event the selling securityholder sells its securities directly it would be considered an “underwriter” within the meaning of the Securities Act.

Institutional Purchasers

We, or the selling securityholder, may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We, or the selling securityholder, will enter into such delayed contracts only with institutional purchasers that we, or the selling securityholder, approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We, or the selling securityholder, may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market-Making, Stabilization and Other Transactions

There is currently no market for any of the offered securities, other than our public units, public warrants and ordinary shares which are listed on the NYSE Amex. If the offered securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intends to make a market in the offered securities, such underwriter would not be obligated to do so, and any such market-making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the offered securities. We, or the selling securityholder, have no current plans for listing of the debt securities, preferred shares or warrants on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system; any such listing with respect to any particular debt securities, preferred shares or warrants will be described in the applicable prospectus supplement or pricing supplement, as the case may be.

In connection with any offering of ordinary shares, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ordinary shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the ordinary shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be.

LEGAL MATTERS

The validity of the debt securities and warrants offered hereby will be passed upon by Porter & Hedges, L.L.P., Houston, Texas. The validity of the ordinary shares, preferred shares and units offered hereby will be passed upon by our Cayman Islands counsel, Maples and Calder. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

EXPERTS

Our consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flow for each of the two years in the period ended December 31, 2008 and from inception (September 8, 2006) to December 31, 2008 incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by UHY LLP, independent registered public accounting firm, as stated in their report appearing therein and are incorporated in reliance of the report of such firm given on the authority of said firm as experts in accounting and auditing.